5/20


03050643

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sage Group Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 29 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4241 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE : 5/21/03

ANNUAL REPORTS

ARIS
12-31-02

SAGE GROUP LIMITED
FILE NO. 82-4241


SAGE GROUP


SAGE LIFE

DIRECTORATE



Sage Group Limited

HL Shill (Chairman) (1)(2)(3)

G Griffin (Group Chief Executive) (1)(2)(3)

MP Adonisi (2)

Dr DC Cronjé (1)(3)

JP Davies (3)

BJ du Plessis (1)

JE Henderson (3)

Dr BM Ilsley

L Kaplan (3)

RI Marsden

B Nackan

JH Postmus

CD Stein (1)

CL van Wyk (1)(2)(3)

Adv T van Wyk (1)(2)

Member of:

(1) Audit Committee

(2) Human Resources Committee

(3) Actuarial Review Committee



Sage Life Limited

HL Shill (Chairman)

JP Davies (Chief Executive)

MP Adonisi

Dr DC Cronjé

KC Daly

K Vlok (Alternate)

BJ du Plessis

G Griffin

JE Henderson

Dr BM Ilsley

PM Karstel

L Kaplan

RI Marsden

B Nackan

JH Postmus

A Singleton *

CD Stein

CR Tomsett

M Venter (Alternate)

CL van Wyk

Adv T van Wyk

* British

Contents

Profile



Sage Group Limited is a South African life assurance, investment and financial services organisation. Consolidated Group assets amount to R10,7 billion and unit trust assets managed total R5,1 billion.

The Group's roots extend back to 1965 with the launch of South Africa's first unit trust. Since 1969, Group activities have been listed on the JSE Securities Exchange, South Africa. Sage Group Limited is ranked in sixth position in terms of total assets among its listed peers in the Life Assurance sector.

Sage Life Limited's core activities encompass life assurance, investment and unit trust management, related property investments, and a significant investment in the banking sector. Operations embrace the full spectrum of individual life, endowment, retirement and employee benefit plans, and equity and fixed interest investments.

Sage Unit Trusts Limited, with thirteen funds currently under management, is a wholly owned subsidiary of Sage Life and its operations are closely co-ordinated with those of the life division.

The Group's international subsidiaries are held directly by Sage Group Limited.

SALIENT FEATURES

- *Group financial results impacted by discontinuation of international operations*
- *Satisfactory South African operating performance maintained despite difficult markets*
- *Core headline earnings of 65,3 cents per share*
- *Reduced headline loss of 31,9 cents per share*
- *Group capital raising and introduction of new shareholders*

FINANCIAL HIGHLIGHTS

	9 months 31 December 2002	12 months 31 March 2002
Core headline earnings/(loss) (R000's)	**98 148**	(43 450)
Core headline earnings/(loss) per share (cents)	**65,3**	(29,6)
Headline loss (R000's)	**(47 966)**	(251 055)
Headline loss per share (cents)	**(31,9)**	(171,1)
Dividends per share (cents)	**25,0**	30,0
Domestic attributable earnings (R000's)	**73 993**	(9 239)
International attributable losses (R000's)	**(313 502)**	(245 044)

Structure

GROUP STRUCTURE
AT 31 DECEMBER 2002



Sage Group
International interests
South African interests
100%
Sage Life
100%
90,1%(1)
100%
Sage International Finance
Sage Life Assurance of America (2)
Sage Life Bermuda (2)
4,7%
100%
ABSA Group
Individual Life
Employee Benefits
Sage Unit Trusts

(1) Refer schedule of interest in material subsidiaries on page 86

(2) Discontinued

FINANCIAL REVIEWS

Sage Group Limited

Year Ended 31 March	Consolidated Assets Rm	Headline Earnings Rm	Headline Earnings Per Share (cents)*	Dividends Per Share (cents)	Shares In Issue (000)
1994	3 663,0	61,8	65,4	35,0	86 819
1995	4 040,4	80,1	82,7	45,0	103 723
1996	5 161,0	122,3	105,8	70,0	120 653
1997	6 024,6	164,1	132,7	87,0	123 543
1998	7 402,6	222,4	173,9	109,0	127 667
1999	7 729,6	281,8	211,0	126,0	136 318
2000	6 914,3	164,1	118,8	126,0	140 274
2001	7 753,8	55,3	39,0	126,0	144 758
2002	10 520,7	(251,1)	(171,1)	30,0	147 730
9 Months Ended 31 Dec 2002	10 688,0	(48,0)	(31,9)	25,0	154 965

* The calculation of headline earnings per share is based on the average number of shares in issue during the period.

Sage Life Limited

Year Ended 31 March	Total New Business Rm	Premiums Received Rm§	Policyholder Benefits Rm	Total Assets Rm	Shareholder's Surplus/(Deficit) Rm
1994	302,6	530,3	372,8	2 993,9	34,5
1995	328,9	564,0	458,6	3 458,6	74,5
1996	374,5	661,7	429,6	4 344,6	118,0
1997	376,0	729,3	649,9	5 260,8	150,0
1998	602,9	949,5	728,5	6 613,6	198,1
1999	901,5	1 299,2	870,8	6 814,0	210,0
2000	1 004,4	1 409,7	876,1	7 428,3	391,2
2001	1 335,2	1 417,5	1 027,4	7 889,0	265,8
2002	2 934,6	1 609,6	1 072,4	8 799,1	276,1
9 Months Ended 31 Dec 2002	2 120,2	1 188,7	963,7	7 654,7	(1 057,3)

§ Net of reassurance

Development

DEVELOPMENT HIGHLIGHTS

1965 – 1969

- Launch of Sage Fund, unit trust industry and linked assurance pioneer
- Listing of Sage Holdings
- Establishment of property division and acquisition of Schachat homebuilders
- Partnership in Guarantee Life

1970 – 1979

- Launch of FPS, personal financial planning pioneer
- Investment into Leo Computer Bureau (renamed Sage Computing)
- Acquisitions of Netherlands Insurance Company of SA Limited and Equity Life, to form Ned-Equity Insurance Company
- Establishment of Sage Property Trust Managers
- Launch of Federated Property Trust
- Acquisition of Union & London
- Launch of international financial planning and property development activities

1980 – 1989

- Formation of Pioneer Property Fund
- Launch of CBD Property Fund
- Acquisition of holding in Rand Merchant Bank Group
- Sage Life (formerly Ned-Equity)/National Mutual merger
- Establishment of Independent Financial Marketing Group in the USA
- Allied/Sage grouping
- Sage Property Holdings listed
- Sage Resources Fund launched
- Listing of Sage Financial Services

1990 – 1999

- Amalgamation of Fedfund with CBD Property Fund
- Participation in establishment of ABSA Group Limited
- Rationalisation and restructuring, establishing Sage Group Limited
- Sage Life Holdings becomes 100% owned
- Sale of non-core investments
- Group completes R122,8 million rights issue
- $30 million share placing in Europe
- Level One ADR Programme established in the USA
- Merger of IFMG with Liberty Financial, Boston, bank marketing company
- Focusing of operating activities under Sage Life Holdings
- Establishment of Sage Life of America
- $45 million foreign preference share issue
- Information technology co-sourcing partnership
- Launch of eight new unit trusts including Sage Money Market, Sage SciTech and Sage Internet funds
- Introduction of a full multi-manager investment approach
- Sage Life launches new generation product range
- Strategic partnership in the USA with Swiss Re

2000 – 2003

- USA life sales commence
- Sage Bermuda launched
- Establishment of Sage "Collective Wisdom", MultiFocus, Income and International Equity funds
- Innovative series of offshore investment products launched in South Africa
- Group structure simplified
- Refinancing of foreign capital through $65 million equity linked notes issue
- Rationalisation of property interests through amalgamation of property unit trusts
- Development of USA and international distribution
- Merger of Sage Internet Fund into Sage SciTech Fund
- Unbundling of ABSA shareholding structure
- International operations discontinued
- R350 million capital raising
- Introduction of new shareholders

Directors' Review


Louis Shill
Chairman

DIRECTORS' REVIEW

Introduction

It is with pleasure that we submit our review of Group activities and the financial statements for the nine months ended 31 December 2002, a particularly challenging period for the Group. This review should be read together with the statutory directors' report on pages 34 and 35 for a full appreciation of the Group's affairs.

Overview

Since May 2002 when we presented our last annual review, the global economic picture, then already subject to an economic slowdown, and severely disrupted in the aftermath of September 11, has continued to deteriorate. Global stock markets have weakened significantly – the MSCI World Index declined by 21,1% in dollar terms in the review period – and long-term financial institutions with considerable investments in the deteriorating markets have been particularly severely impacted. This period has seen the worst market conditions in more than half a century and has resulted in unpredictable conditions, sluggish business growth and restricted access to financial facilities. Volatile foreign exchange markets and political developments leading to major conflicts and disruptions have served to further aggravate the negative economic scenario.

These conditions have severely disrupted the Group's strategic expansion plans, specifically in its international activities.

While the Group's traditional South African operations have shown considerable resilience, despite muted trading conditions in the local economy, their sound operating earnings have been significantly overshadowed by the necessity to withdraw from our international operations, effective 1 January 2003, due to a lack of access to working and development capital.

The withdrawal from international developments has taken place despite the Group having demonstrated its ability to establish a meaningful international presence and to generate significant volumes of new business. The decision was unavoidable, given the absence of development capital caused by the uncertainties and capital restrictions which have become prevalent in world financial markets. As a result, the Group has been obliged to write off the development costs of its international businesses which would normally have attached to their value as ongoing concerns.

Following the events within the international operations, the Group's international subsidiaries were transferred, effective 31 December 2002, from Sage Life Limited to Sage Group Limited, and are treated as discontinued for reporting purposes. Consequently, the international subsidiaries have been separated from the activities of Sage Life South Africa, which now concentrates exclusively on the development of its core domestic life assurance and unit trust businesses.

Group results

	9 months 31 December 2002 R000	12 months 31 March 2002 R000
Domestic operations	**148 695**	92 904
– Operating surplus	**228 139**	121 695
– Provision against share scheme loans	**(57 720)**	(10 301)
– Finance costs	**(21 724)**	(18 490)
International operations	**(115 074)**	(224 817)
	(80 243)	(178 617)
– Operating deficit (non-recurring)	**(182 466)**	(122 642)
– Foreign exchange translation adjustments	**102 223**	(55 975)
– Finance costs	**(34 831)**	(46 200)
Profit/(loss) before taxation and exceptional items	**33 621**	(131 913)
Exceptional items	**(191 543)**	(3 228)
Loss before taxation	**(157 922)**	(135 141)
Taxation	**(73 436)**	(100 455)
Loss after taxation	**(231 358)**	(235 596)
International minorities and foreign preference dividends	**(8 151)**	(18 687)
Loss attributable to ordinary shareholders	**(239 509)**	(254 283)
Adjustment for exceptional items	**191 543**	3 228
Headline loss	**(47 966)**	(251 055)
Reconciliation of headline loss to core earnings/(loss)		
Headline loss	**(47 966)**	(251 055)
International operations discontinued	**80 243**	178 617
International minorities and foreign preference dividends	**8 151**	18 687
Provision for share scheme loans	**57 720**	10 301
Core headline earnings/(loss)	**98 148**	(43 450)
Core headline earnings/(loss) per ordinary share (cents)		
– Basic and fully diluted	**65,3**	(29,6)
Headline loss per share (cents)	**(31,9)**	(171,1)
Attributable loss per share (cents)	**(159,4)**	(173,3)
Dividends per ordinary share (cents)		
– Interim	**25,0**	30,0
– Final	**–**	–
	25,0	30,0



Garth Griffin
Group Chief
Executive

DIRECTORS' REVIEW
CONTINUED

Accounting policies and presentation

The Group's primary financial statements have historically been presented on the Financial Soundness basis, which equates with the statutory Financial Soundness Actuarial valuation basis utilised by all life companies as part of their published statements. It has also provided financial statements in full compliance with South African Generally Accepted Accounting Practice (GAAP).

Following a decision by the JSE Securities Exchange, South Africa (JSE) that it will only recognise results reported on the GAAP basis, the audited Group results are now presented on the GAAP basis only, while Sage Life continues to report on the Financial Soundness basis. The results include disclosure of core headline earnings which exclude the impact of non-recurring and exceptional items.

Financial results

On the GAAP basis, the Group's core headline earnings for the review period, after adjusting for the discontinuance of international operations, minorities and share scheme provisions, totalled R98,1 million compared to a loss of R43,5 million in the twelve months to March 2002.

Core headline earnings per share for the review period amounted to 65,3 cents (29,6 cents loss) while the headline loss per share was 31,9c (171,1 cents).

The Group showed a headline loss of R48,0 million for the nine months compared with a loss of R251,1 million in the twelve months to March 2002. Domestic operations achieved pre-tax earnings of R148,7 million for the period (R92,9 million – twelve months to March 2002) while international operations showed a deficit of R115,1 million (March 2002 – R224,8 million deficit) before exceptional items.

Group assets at the year end amounted to R10,7 billion compared with R10,5 billion at 31 March 2002. Unit trust assets managed totalled R5,1 billion at the year end (R5,5 billion at 31 March 2002).

The Group's results have been significantly affected by a number of non-recurring, exceptional and other abnormal factors which have also impacted on the net asset values and the embedded values of Sage Life and the Group.

Non-recurring and exceptional factors

• In line with the requirement to present GAAP net asset values, and as a consequence of the international developments described below, the international activities have been impaired by R110,1 million and discontinuation costs totalling R80,1 million have been provided for.

• In Sage Life, which is presented on the Financial Soundness basis, the international activities have been written down by

The Group's traditional South African operations have shown considerable resilience

R1 028,9 million to a nominal R1, at which value they were transferred to Sage Group. This write-down reflects the cost of investment amounting to R385,5 million, the reversal of valuation increases, supported by independent opinions, totalling R459,8 million and net foreign exchange losses since inception of R183,6 million.

• An operating deficit of R182,5 million, before foreign exchange adjustments, has been absorbed for the nine months in respect of the international operations.

• The fair value of the unit trust business has been written down from R300 million to R150 million in Sage Life to reflect current market conditions and their present impact on the unit trust industry.

• Further provisions amounting to R57,7 million have been made against amounts owing under share purchase schemes, due to the depressed share price of the Group.

Other factors

• Net foreign exchange translation gains total R102,2 million, reflecting a positive R181,5 million effect of the strengthening of the Rand on foreign debts (the Equity Linked Notes) and the negative effect of unrealised deficits of R79,3 million relating to foreign assets written down.

• Investment returns in Sage Life have been negatively affected as a result of the net decline in market values, both locally and internationally, during the review period.

• A change in the basis of accounting has been adopted whereby Sage Group Limited's investment in Sage Life is now reflected on a fair value basis as opposed to cost. The directors have applied the embedded value of Sage Life, amounting to R1,3 billion, as representative of its fair value. As a result of this change, Sage Group Limited reflects a positive shareholders' interest of R470,6 million whereas on consolidation, the Group reflects a negative shareholders' interest of R247,8 million.

Dividends

In view of the negative impact on the Group of the non-recurring and exceptional items described above, no ordinary dividend has been declared in respect of the six months ended 31 December 2002. Consequently the total distribution for the nine months under review amounts to 25 cents per share (30 cents per share for the twelve months to March 2002).


look
new year
And best wishes for 2003



DIRECTORS' REVIEW

CONTINUED

Group embedded value

	9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Shareholders' interest (Financial Soundness basis)	**(106 983)**	1 099 598
Present value of future profits of Sage Life (net of cost of statutory capital)	**660 031**	743 989
Embedded value	**553 048**	1 843 587
Group embedded value per share (cents)	**352**	1 228

The embedded value of the Group at 31 December 2002 amounted to R553,0 million, equivalent to 352 cents per share. This measures the current value of the Group's net assets (at fair value) together with the present value of future profits from business already written by the life assurance operations (net of cost of capital). The 70% decline in embedded value since 31 March 2002 predominantly reflects the impact of non-recurring, exceptional and other abnormal factors, as described above.

Capital raising

Together with JPMorgan, who have been appointed as financial advisers to the Group, the first steps are being taken to strengthen the Group's capital base, with the support of major shareholders and the participation of a consortium of substantial shareholders comprising AVASA Holdings Limited (AVASA) and investors on behalf of whom AVASA acts as agent. This will provide enhanced financial strength for the Group's core life assurance and unit trust activities in South Africa.

Agreements have been concluded in terms of which R350 million of new capital will be raised by way of a specific issue to the AVASA consortium and by way of a rights offer to shareholders, underwritten by existing major shareholders and members of the AVASA consortium. Shareholders are referred to the announcement regarding the specific issue and rights offer published in the press on 10 April 2003.

Development and prospects

Over the past decade, the Group has clearly positioned its interests into its two core focus areas of life assurance and unit trusts, supported by the benefits of the significant interest in and strategic business relationship with ABSA Group Limited (ABSA), one of South Africa's

The negative economic scenario has severely disrupted the Group's strategic expansion plans, specifically in its international activities

leading banking and financial services groups. From its South African base, the Group added an international dimension through the development of its international activities from the United States and Bermuda bases.

In our last review we looked forward to positive results in the period ahead, subject to the caveat of reasonable performance in investment markets. In the event, the Group's South African operations have produced sound operating results. However, investment markets have performed poorly and the Group's results have been severely impacted by the withdrawal from international operations, as discussed elsewhere in this review.

We indicated last year that despite a positive view on prospects, future dividend payments would be constrained as a result of both the servicing costs of the Equity Linked Notes, the debt instrument which funded the international division (see Note 10 to the Financial Statements) and the fact that returns from the Group's strategic investments were of a capital nature which could not.sustain the traditional rate of cash payments. Consequently the Group took the decision to resume capitalisation share awards. This decision was implemented at the interim stage, but no dividend was declared at the year end as a result of the impact of non-recurring, exceptional and other factors on the financial results for the review period.

Actions contemplated in our last report included the re-distribution of certain assets, the raising of capital when appropriate via a public issue, and the introduction of a new strategic partner or partners. As reflected earlier in this review, the international operations were repositioned under Sage Group and the first steps have now been taken to strengthen the Group's capital base. The process of further rationalising the Group's property investments has continued and the unbundling of the Universa structure in which the ABSA holding was held, as referred to on page 22, will facilitate investment strategy. In addition, the Sage consortium agreement through which major shareholders held their investments in the Group and which provided for pre-emptive rights, has been abandoned in the interests of a more traditional and liquid shareholding structure.

Against this background, the directors believe the Group is now positioned to warrant renewed optimism on future prospects. The problems faced within the international operations are now behind the Group and it is sharply focused on building its domestic life assurance and unit trust activities. The capital raising exercise, with the backing of existing major shareholders and the introduction of new shareholders, provides enhanced stability and will enable the Group to plan further developments and to reposition its operations.

The board, together with the new Group Chief Executive and senior executive management, is giving priority to revitalising the Sage brand, optimising balance sheet managment, regaining expansion momentum in the distribution operations and establishing clear


Janssen Davies
Chief Executive
Sage Life

DIRECTORS' REVIEW
CONTINUED

strategies and operating targets for the medium term, designed to build shareholder value from the current base.

Review of operations Sage Group

Sage Group Limited is an investment holding company, incorporating its operating subsidiary, Sage Life Limited, and the international interests which were transferred to the Group effective 31 December 2002. Sage Group also provides strategic direction and funding for Group companies.

International activities

The Group's international businesses, namely Sage Life Assurance of America Inc. and Sage Life (Bermuda) Limited have faced exceptional challenges during the review period, which have been the subject of numerous update reports to shareholders. In summary, while new business production reached $160 million (R1,5 billion) for the nine months to December 2002 (18% up on the comparable period the preceding year), and assets under management grew to $342,6 million (R2,9 billion) from $223,7 million (R2,5 billion), the necessary capital to sustain expansion was not accessible, given prolonged weak global capital markets and the negative sentiment which severely impacted the financial sector.

Against this background a decision was taken to close Sage Life of America to new business with effect from 1 January 2003, while retaining administration capabilities in the United States to service existing businesses.

In the case of the Group's Bermudan operations, the decision on the closure to new business was subject to the outcome of negotiations which were in progress. Consequently, these activities remained operational and open for new business.

The decision to discontinue international operations was made at a stage which enabled the Group to ensure a controlled run-off and the secure transition to new owners in the interests of policyholders who at all times had been protected and separated from any financial strains experienced by the relevant companies.

As of mid February 2003, the Group announced that it had received and was examining a number of proposals for the sale of both the USA and Bermudan businesses on bases which related to their respective net asset values and the respective values of in-force business. Negotiations for the disposal of the United States operations had not been concluded at the date of this review.

The Group has however concluded the sale of Sage Life (Bermuda) Limited to Old Mutual plc. Sage Life Bermuda could not be adequately capitalised in foreign currency and therefore the Group decided to sell the company to a suitable group able to deal with the international client base of the company and to ensure sound ongoing servicing of all policyholders, both in South Africa and abroad. Sage Life of South Africa will maintain its Bermuda branch and continue to provide the existing service which it currently offers in South Africa for those policyholders.

Sage Life now concentrates exclusively on the development of its core domestic life assurance and unit trust businesses

Old Mutual plc will retain the Sage Life Bermuda current sales and market management and maintain all current sales contracts in force. In addition, operations and sales of existing products will continue and the company intends to continue to support the existing distribution network.

In the circumstances, and as refered to earlier in this review, the Group has written down the discontinued international operations as detailed above to a nominal value of R1. The proceeds of any disposals would be accounted for in the current year. A further announcement will be made following the completion of negotiations.

Sage Life

Overview

Sage Life is a prominent South African life assurance company, with activities embracing the full spectrum of individual life, endowment, retirement and employee benefit plans, including funeral benefit insurance. Sage Properties is fully integrated as a division of the life company and the operations of Sage Unit Trusts Limited, a wholly owned subsidiary, are closely co-ordinated with those of the life division. International activities in the United States and offshore via a Bermuda base were transferred to Sage Group with effect from 31 December 2002, as referred to earlier.

Conditions in the South African life assurance industry generally have remained challenging during the nine months under review, with weak investment markets impacting on expansion in the sector. Sage Life in South Africa has continued to perform satisfactorily in its core activities despite the particularly difficult conditions and the negative perceptions created by the uncertainties surrounding the future of the Group's international operations. The company's distribution management capability, operating infrastructure and information technology strength continue to be actively developed. The product range remains competitive and expansion of the business alliance with ABSA remains a key management focus. At the same time, investment performance being achieved for clients continues to be most satisfactory. Against this background, and in the considerably strengthened environment that will flow from the capital raising and related developments referred to earlier, Sage Life is well placed to pursue its development and to resume its longer term record of market share growth.


Sage


Sage Life

DIRECTORS' REVIEW

CONTINUED

Financial soundness results

	9 months to 31 December 2002 R000	12 months to 31 March 2002 R000
Excess of assets over liabilities	**671 743**	1 784 028
Capital adequacy requirement	**438 073**	462 929
Capital adequacy multiple (times)	**1,5**	3,9
Shareholder's (deficit)/surplus	**(1 057 250)**	276 107
Operating surplus	**128 294**	38 033
Return on shareholders' funds	**(1 185 544)**	238 074
(Loss on disposal)/revaluation of investment in international assurance operations	**(1 028 946)**	307 399
– Net forex translation differences	**(183 647)**	183 647
– Cost of investment	**(385 525)**	–
– Market value fluctuation	**(459 774)**	123 752
Domestic assets	**(156 598)**	(69 325)

These results reflect, on the one hand, the significant effect of the non-recurring and exceptional items predominantly arising from the discontinuance of the international operations. On the other hand, the inherent stability of Sage Life is demonstrated in the significantly increased operating surplus of R128,3 million for the nine months under review (R38,0 million previous twelve months).

Sage Life's capital adequacy multiple has reduced from 3,9 at 31 March 2002 to 1,5 at 31 December 2002, and the company remains adequately capitalised in terms of current regulatory guidelines. The capital raising exercise now in progress will enable the Group to address possible future regulatory capital requirements for life companies.

Embedded value

	31 December 2002 Rm	31 March 2002 Rm
Shareholder's interest	**671 743**	1 784 028
Present value of future profits (net of cost of capital)	**660 031**	743 989
Embedded value	**1 331 774**	2 528 017
	9 months to 31 December 2002 Rm	12 months to 31 March 2002 Rm
Embedded value of new business	**40 324**	65 857
Embedded value earnings	**(1 141 208)**	420 947

The first steps are being taken to strengthen the Group's capital base

Sage Life's embedded value at 31 December 2002, as set out in the report by the Statutory Actuary on pages 67 to 71, was R1 331,8 million. The 47,3% reduction since 31 March 2002 and the negative embedded value earnings of R1 141,2 million also reflect the effect of the non-recurring and exceptional items.

B&W Deloitte Southern Africa, international consulting actuaries, a part of Deloitte & Touche, again reviewed the overall Financial Soundness and embedded valuation approach and confirmed that the calculations, assumptions, methodology and disclosure were in accordance with applicable actuarial guidance notes and that they were applied consistently at each valuation.

New business

	9 months to 31 December 2002 R000	12 months to 31 March 2002 R000
Life assurance premiums (gross)		
Individual	**1 981 936**	2 712 133
– annualised recurring – South African	**234 435**	320 704
– single	**1 747 501**	2 391 429
– South African onshore	**288 070**	423 674
– Sage International	**1 459 431**	1 967 755
– US and international	**1 213 063**	1 200 675
– SA Bermuda branch	**246 368**	767 080
Employee benefits – South Africa	**138 272**	222 435
– annualised recurring	**65 686**	66 079
– single	**72 586**	156 356
Total life new business	**2 120 208**	2 934 568

Despite negative investment markets and the disruptive environment in which the Group has operated in the review period, total new business results reflect only a modest decline, affected mainly by the reduction of offshore product sales in South Africa during the period of Rand strength and weak offshore investment markets.

Total life new business (domestic and international) for the nine months amounted to R2 120,2 million compared with R2 934,6 million in the twelve months to March 2002. Measured against the nine months to December 2001, new business reflects a reduction in aggregate of only 0,9%, with continued growth (38,9%) in international sales but a slowdown in new business results (-28,3%) in South Africa. While recurring new business premiums were only 2,8% below the comparable period in the previous year, single premium new business was 33,4% below the previous year's level.

Calculated on the industry benchmark of Annual Premium Equivalent (annualised recurring premiums and 10% of single premiums), total new business declined by 1,6% to R482,1 million.



John Henderson
Executive Director
and Statutory
Actuary

DIRECTORS' REVIEW
CONTINUED

Operating review

Sage Life continues to perform satisfactorily in its core activities, despite difficult conditions. Notwithstanding the exceptional provisions and write-downs, Sage Life itself remains very stable with no effect on policyholders or unitholders other than the hopefully temporary impact of weak markets on underlying investments. The continuing positive results of the South African operations are partially attributable to the company's relatively limited exposure to deteriorating asset values, with approximately 60% of actuarial liabilities represented by market related business.

Net premiums received in the review period amounted to R1 188,7 million, reflecting the solid performance in the core focus area of recurring premium business but a decline in single premiums as discussed under "New business" above. The total investment return reflects the impact of the write-down of the international activities and weak investment markets. Policyholder benefits for the review period totalled R963,7 million which, although above previous levels on a comparable basis, reflects general industry trends.

Distribution channel development

Divisional operations

• *Individual* – Overall performance in this division which markets through brokers and agents was satisfactory, having regard to the muted industry environment, the significant reduction in offshore single premium investment production throughout the industry, and the negative sentiment resulting from the Group's international developments. Recurring premium business was sourced 54% from broker channels and 46% from the agency force. The sources of single premium business were 80% and 20% respectively. Total annualised recurring new premium in the division declined marginally to R234,4 million, a satisfactory performance relative to the industry trend. On the other hand, single premium new business in South Africa declined sharply to R534,4 million, a 33,4% decrease on the comparable period in the previous year which included buoyant offshore product sales. On the Annual Premium Equivalent basis, overall new business declined by 10,4% to R287,8 million.

Broker division – This division services a large number of intermediaries, ranging from independent brokers and broker networks to large corporates and major institutions. Annualised recurring new business premiums in the review period were 16,8% below the previous year at R126,8 million and single premium new business of R414,5 million was 38,2% below the record level achieved in the comparable period in the previous year. On the Annual Premium Equivalent basis, overall new business in the division declined by 23,3% to R168,2 million.

Management continues to focus on enhancing service standards and relationships throughout the broker division, particularly with the intermediary force of ABSA Financial Services which provides valuable support to Sage Life.

Agency division – The company's agency force has been progressively expanded in recent years to some 630 members at the year end, divided between an experienced team of direct agents and specialised franchise

The Group is now positioned to warrant renewed optimism on future prospects

entities. The division's comprehensive computerised financial needs analysis system, called *"sageInsight"*, together with sophisticated risk profiling processes, proficiency testing and the enforcement of minimum production standards, continues to promote professional standards, sales productivity and the quality of business. These steps have also facilitated the expansion of compliance activities which now meet the requirements of new legislation regulating conduct in the insurance sector, including the Financial Advisory and Intermediary Services Act (FAIS) and the Financial Intelligence Centre Act (FIC).

In the agency division's traditional focus area of recurring premiums, new business for the review period totalled R107,6 million, a very gratifying 21,2% increase on the comparable period in the previous year. Single premium new business declined by 16,7% to R100,4 million. On the Annual Premium Equivalent basis, overall new business increased by 16,7% to R117,7 million.

- *Employee benefits* – Pursuing a focused development strategy, this division has made satisfactory progress in the review period. Employee benefits remains an intensely competitive market sector with premium flows displaying high sensitivity to market sentiment and short-term investment performance, despite the essentially long-term horizon of retirement planning. In the event, investment results have continued to show sustained improvement across the company's employee benefit portfolios which now feature prominently in independent peer rankings.

Employee benefits new business for the review period reflected contrasting trends. Compared to the nine months to December 2001, recurring premiums rose by 20% to R65,7 million while single premiums declined by 39% to R72,6 million. On the Annual Premium Equivalent basis, total new business declined by 10,6% to R73,0 million. Total premiums received in the review period amounted to R170,1 million, 17% ahead of the comparable period in the previous year.

The employee benefits division is well placed to increase penetration through its traditional distribution channels on the strength of its highly competitive investment performance.

Product development

In recent years, Sage Life has demonstrated its ability to innovate in new product development and the company provides a comprehensive and competitive range of risk, savings and investment products with flexible benefit features, designed to meet client needs across the risk spectrum. Although the past nine months have been a period of consolidation in terms of product development, a number of life and endowment products have been packaged for specific distribution channels and the product range was extended with the launch of the Global Savings Plan, an affordable monthly premium supplement to the offshore product series. In the employee benefits division, a new monthly, fully vesting bonus product was introduced.

Policyholder benefits

During the review period, policyholders continued to benefit from competitive bonuses in line with market trends and other


EMPLOYEE BENEFITS
Sage Preservation Funds


SALES TALK
SALES TALK
SALES TALK
SALES TALK
THE SAGE

DIRECTORS' REVIEW

CONTINUED

forms of profit participation appropriate to the comprehensive variety of policies made available by the company. For example, the deposit administration bonus declared at 31 December 2002 was 5% per annum, which compares favourably with peer companies. Policyholder benefits, reflecting claim, maturity, annuity, surrender and termination payments, totalled R963,7 million for the nine month review period compared with R1,1 billion in the preceding twelve months. The analysis of policyholder benefits in Note 14 to Sage Life's financial statements reflects in particular an increase in maturities in the individual division and a considerably higher level of gross terminations in the employee benefits division.

Business conservation initiatives to improve persistency levels continue to remain a high priority and are showing encouraging results, with a significant decline in Sage Life's lapse experience. Nonetheless, the level of lapses, surrenders and terminations remains an area for concerted action. This is a significant industry problem which requires attention in view of the increased level of switching. The company is committed to further improving the level of success in business conservation and inter alia has commissioned an advanced new call centre and other technologies during the review period to enhance communication with clients and to support the production of quality business. In addition, *"Sage Predictor"*, a sophisticated software system installed during the review period, is facilitating the control of quality in business written and is supporting the business retention strategy.

Assets

Sage Life's assets, based on the values of the underlying investments, amounted to R7,7 billion at the year end compared with R8,8 billion at 31 March 2002. The reduction during the review period predominantly reflects the R1 billion write-down of the international activities. Funds under management in the unit trust subsidiary totalled R5,1 billion.

Expenses

Management's strategy continues to emphasise stringent control of expenses and the increase in operating expenses of management was contained within the budget parameters for the review period. Expense control continues to be facilitated as a result of the technology outsourcing partnership referred to below.

Information technology

Sage Life's long-term outsourcing agreement with EDS, one of the largest international information technology services companies, continues to produce significant ongoing benefits in the critical areas of cost containment, revenue generation, service levels and distribution capabilities.

This innovative business partnership is committed to optimising efficiency by applying global best practices and processes to further enhance Sage Life's overall business performance. EDS shares directly in the risk and reward of the venture through a fee, based inter alia on Sage Life's revenue growth.

During the past year, important phases in the ongoing development of policy administration systems were completed or progressed and numerous other technology enhancement projects were initiated. These include the

The capital raising exercise will enable the Group to plan futher developments and to reposition its operations

commissioning of a consolidated premium and investment collection and payments system, an accreditation model at the new business stage in terms of the Financial Advisory Intermediary Services Act and an enhanced data warehouse system providing expanded and consolidated management information. The initial phase of a new financial and cash management system was also substantially completed during the review period.

Developments in process include expansion of the commissions system to allow for deregulation and further automation of the new business process to enhance productivity through multiple electronic gateways focused, at the point of sale, on *sageInsight*, the financial needs analysis software system implemented in the agency force.

Sage Life also installed new call centre technology during the review period and successfully bedded down its participation in *Astute*, a life industry technology platform initiative which provides a communications bridge between assurers and intermediaries.

Administration

The number of new business cases processed during the nine months under review was in excess of 38 000 with a further increase in the average size of cases written. The specialised risk unit, which focuses on sums assured in excess of R2,5 million and on sub-standard underwriting risks, continues to facilitate operating efficiency. The administration division again successfully managed the volume of new business without increasing its staff complement. This achievement reflects the continuing systems

Sage Life First Year Lapse Ratio %


35
30
25
20
Mar 96
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Dec 02

Generation lapse basis – number of policies lapsing within 12 months of issue per 100 new business cases.

Sage Life Expense Ratio %


35
30
25
20
1995
1996
1997
1998
1999
2000
2001
2002

Administration expenses/Recurring premiums received


Leon Kaplan
Group Executive Director, Finance

DIRECTORS' REVIEW
CONTINUED

progress made in numerous areas, and the effective utilisation of the integrated client management system.

Underwriting

The company's sound underwriting policy continues to produce favourable mortality and morbidity results. Although the level of HIV-positive test results is still increasing among applicants, AIDS-related claims remain minimal and well below the industry average.

Investments

Economic and market overview

After exceptionally weak second and third quarters, most major global equity markets staged minor recoveries over the fourth quarter from the extremely oversold levels that were prevalent at the end of September 2002. However, with the exception of a few Emerging Market indices, the fourth quarter rally was not sufficient to enable developed markets to avoid substantial declines for 2002 as a whole, with the US equity market recording a third consecutive annual decline – the first time this has occurred in more than half a century. With global economic data remaining mixed and geo-political tensions continuing, the mild fourth quarter rally reflected more of a technical rebound from oversold levels, rather than a fundamental shift in sentiment.

The JSE again performed relatively well over the fourth quarter, recording a modest 1,5% decline in rand terms, and a 21% rise measured in US dollars, as a result of the rand continuing to rally strongly. For the year as a whole, the JSE, although showing a negative total return of 8,3%, was one of the world's best performing markets, rising 28% in US dollar terms – in stark contrast to the 20% decline in the MSCI World Index.

Sentiment towards global economic growth bottomed at the end of the third quarter, with economic data indicating a mixed picture for US economic growth and a slight deterioration in European economic growth.

The South African economy performed strongly in 2002, despite the rising interest rate environment and the disappointing global backdrop. Growth estimates confirmed the underlying economic strength that has been reflected for some time in domestic company earnings. South Africa's economic performance stands in stark contrast to the anaemic growth experienced by most industrialised economies.

In the domestic economy, we have now seen the peak in the interest rate cycle. Although a fifth rate increase had been expected as a result of inflation having turned out to be far worse than was thought possible at the beginning of the year, the decision by the Minister of Finance to indefinitely delay the planned 2004 tightening of the inflation target eased the pressure on the Monetary Policy Committee to raise rates yet again. The unexpected recovery in the rand made the November decision to keep rates on hold a foregone conclusion.

The pace of economic growth is unlikely to be sustained into the first half of 2003. Leading indicators suggest that activity has already peaked and is beginning to soften. This is to be expected as a lagged response to the rising trend in domestic interest rates and the adverse impact of global weakness on exports.

Sage Life is well placed to resume its longer term record of market share growth

Whether the economy will reaccelerate in the second half of this year will in large measure depend on the fortunes of the global economy.

Asset management

Sage has continued to enhance and refine its multi-manager asset management process and the company's asset management team, together with the underlying multi-managers, continues to produce satisfactory results in difficult markets. The diverse group of leading domestic and international managers selected to manage the Group's life and unit trust portfolios enables it to respond rapidly and effectively to changing circumstances and market conditions.

Investment results

	Nine months ended 31 December 2002 Rm	Year ended 31 March 2002 Rm
Investment income	**228,1**	341,1
Net realised and unrealised capital (losses)/gains	**(1 083,3)**	671,1
– International operations	**(1 029,0)**	307,4
– Domestic operations	**(54,3)**	363,7
Total investment return	**(855,2)**	1 012,2

Sage Life's investment income for the review period was R228,1 million (R341,1 million in the previous twelve months) while a net realised and unrealised deficit of R1,1 billion was incurred (R671,1 million net surplus in the previous twelve months) reflecting the write-off of the international operations, the other non-recurring and exceptional factors detailed earlier, and other factors, inter alia the positive performance of the investment in ABSA. Consequently the total investment return for the review period was a R855,2 million deficit compared to a R1 billion surplus in the previous twelve months. Further details of the investment results are provided in Notes 12 and 13 to the Sage Life financial statements on page 82.

ABSA investment

As announced during the review period, the consortium members, including the Group, who controlled approximately 46% of ABSA Group Limited, concluded agreements during the review period for the unbundling of Universa (Pty) Limited and the future of the ABSA shareholding relationships.


Market Performance
125
100
75
50
FTSE/JSE
All Share
MSCI
J
J
A
S
O
N
D
J
F
M
A
M
J
J
A
S
O
N
D
2001
2002


Sage Life Investment Update
April 2002
July 2002
October 2002
SAGE LIFE
INVESTMENT UPDATE
Investment Overview

DIRECTORS' REVIEW

CONTINUED

Sage Group elected to withdraw from the ABSA shareholders' agreement and does not participate in the new ABSA shareholding pool. Instead the Group opted for the absolute flexibility and liquidity which it considers desirable for the effective management of its direct shareholder and policyholder investments in ABSA shares. Sage Group has maintained the excellent business relationship it has built up with ABSA over the last decade independently of its ABSA shareholding. In its turn, ABSA continues to be a substantial shareholder in Sage Group, is represented on its board and has committed to supporting the capital raising exercise.

The Group's holding in ABSA, which is accounted for as an investment and is marked to market, has made a positive contribution to investment results in the review period.

ABSA is one of the dominant banking and financial services groups in South Africa, and there are important reciprocal business relationships between the Group and ABSA which continue to be developed. The initiatives with ABSA have again meaningfully contributed to Sage Life's new business results.

The Group's investment in ABSA was slightly reduced during the review period and further limited reductions have taken place subsequent to the year end. Any further disposals to meet portfolio balancing needs will be subject to an orderly marketing process.

Sage Properties

Sage Properties, which is integrated within Sage Life, is focused on the needs of the life company and directly manages a focused portfolio of commercial properties, industrial and residential land holdings and listed property investments for various Sage Life policyholder and shareholder portfolios.

The Sage Life investment property portfolio, which consists of modern, high quality properties located in prime nodes, continues to provide a satisfactory return on policyholder funds invested. Sales progress in Corporate Park, Midrand, where Sage Life holds the entire equity, has been disappointing reflecting a difficult industrial/commercial leasing market. Current activity shows signs of improvement in the marketing of the second phase of this prominent commercial development.

The property investments were valued, supported by independent valuations,at R533,1 million at the year end. The valuations are supported by the disposals referred to below, all of which have been made at levels in excess of their valuations. Rationalisation of these investments continues to progress through an ongoing process of realising the residual land and residential assets and a program of selective commercial property disposals. In the current year, we expect to make further significant progress in line with the stated objective of realignment of Sage Life's underlying portfolios.

Sage Unit Trusts Limited

Sage Unit Trusts (SUT), a wholly owned subsidiary of Sage Life, is the management company of the Group's unit trusts.

Unit trust industry

The severe international bear market has impacted on the growth of the global unit trust industry, with equity fund assets eroded

Sage Unit Trusts is solidly based for renewed growth as investment markets improve

by the decline in share prices and by continuing net outflows. Bond and money market funds, on the other hand, have provided an element of stability through their role as safe haven savings vehicles.

The South African unit trust industry has shown resilience, continuing to attract net inflows of R19 billion in 2002, predominantly in the fixed interest sectors. Expansion of the industry as a whole has been maintained despite the negative performance of the JSE for the year, with total industry assets reaching R180 billion.

The Collective Investment Schemes Control Act, which replaces the Unit Trust Control Act, was promulgated effective 3 March 2003, introducing a modern enabling legislative framework for investors in collective investments which presents us with new opportunities.

Review of SUT activities

Given the difficult investment environment, SUT, the management company, has made satisfactory progress. Sage Fund, which pioneered the South African unit trust industry almost 38 years ago, provided the foundation for the Sage family of funds which has been progressively expanded to the current thirteen funds, spanning a variety of general and specialist equity and fixed interest investment areas.

During the review period, and following regulatory approval, the management company implemented the consolidation of the global equity content of Sage Fund into Sage Global Fund and Sage Fund now holds its international content via the Global Fund. This move has streamlined administration and asset management.

In the period under review, the management company conducted a ballot of unitholders in Sage Global Fund to give effect to the deregulation of unit trust fees and charges following the amendment of the Unit Trusts Control Act. The ballot was approved by a substantial majority of participating unitholders. Effective 1 July 2003 the service charge for this fund will be increased in line with industry trends, facilitating the management company's access to skilled professional managers and its ability to continue enhancing service levels, technology and administrative systems.

Sage Global Fund has been closed to new investment for some time, reflecting South African Reserve Bank Exchange Control Regulations which limited offshore investments by unit trust companies. In the current year exchange control regulations will restore offshore investment capacity and enable the reopening of the fund to new investment.

During the past year the management company also conducted ballots of unitholders in Sage SciTech Fund and Sage Internet Fund regarding a proposed merger of the Internet Fund into the SciTech Fund. The proposal was approved by unitholders and the merger was effected on 1 January 2003.
Performance of the Group's unit trusts has again reflected the volatile and contrasting sectoral market trends over the past year. Relative to their sectors, Sage Fund and the MultiFocus, SciTech, Income, Gilt and Money Market Funds showed above-average performance, with Sage Fund in particular continuing to feature in the top quartile of the major




Bernard Nackan
Executive Director
Managing Director,
Sage Unit Trusts

DIRECTORS' REVIEW

CONTINUED

General Fund category. The balance of the management company's funds performed below their sector averages during 2002, reflecting the volatile conditions in their specialist sectors, but we remain confident that the Sage investment process together with the selected managers, including Abvest, Brandes Investment Partners, Investec, Prescient, Prudential and Raam, will ensure above-average performance over the longer term.

The management company's sales for the nine months to December totalled R2,4 billion, a satisfactory achievement relative to the total sales of R2,9 billion in the previous twelve months. In line with the trend throughout the industry, repurchases remained at high levels (R2,5 billion for the nine months) resulting in a modest net outflow of R105,2 million for the nine months. Measured against the nine months to December 2001, sales increased by 27,8% while repurchases rose by 51,6%.

The management company's profit before taxation for the nine months to December 2002 amounted to R15,2 million (R19,7 million in the preceding twelve months) and profit after taxation totalled R10,6 million (R13,9 million in the preceding twelve months). Assets managed by the company totalled R5,1 billion at 31 December 2002 (2001: R5,5 billion) and SUT has consequently maintained a meaningful market share in the unit trust sector and is solidly based for renewed growth as investment markets improve.

Directorate and CEO appointment

Information regarding the directors is given in the Directors' Report on page 34, in the Corporate Governance Statement on page 26, and on pages 52, 88, and 89.

Subsequent to the year end, the Group's founder, Mr Louis Shill, announced his retirement as Chairman of Sage Group with effect from the company's forthcoming annual general meeting in May 2003. Mr Shill will continue to serve as a non-executive director of the Group. A new chairman will be designated and announced at the time of the annual general meeting.

The directors have also announced the appointment of Mr Garth Griffin as Group Chief Executive with immediate effect. Mr Griffin has served as a non-executive director of the Group since 1999 and as Chairman of both the Audit and Investment Management Committees. Mr Griffin was formerly Managing Director of the Old Mutual Group and subsequently a director of various companies and an independent business consultant.

Mr Janssen Davies continues as Chief Executive of Sage Life Limited.

A SPECIAL TRIBUTE

Acknowledgements

The challenging environment we have faced during the review period has called for exceptional commitment and dedication from management and staff in South Africa, and for special effort in very difficult circumstances from the international management team. It is particularly gratifying that the people of Sage have demonstrated continuing loyalty and have responded energetically in meeting client needs and addressing corporate priorities. We thank all these people for their valued contributions and are confident that we have a talented and effective team to drive the Group's future development.

We would like to acknowledge the support and co-operation of the various regulatory authorities, professional advisers and of course our shareholders, and we would like to thank our customers and business associates for their continuing support of the Group.

8 April 2003



The directors would like to pay special tribute to Mr Louis Shill who will be retiring as Chairman in May 2003. He will continue to serve as a non-executive director of the Group.

Mr Shill founded and built Sage and we would like to express appreciation for his wisdom, leadership and absolute integrity throughout the company's history. The directors look forward to his continuing and active participation as a non-executive director after May.

Mr Shill was a founder and the chief executive of the first unit trust in South Africa, Sage Fund, in 1965, having helped pioneer the unit trust concept in the country. He established the Sage Group in 1969 and has led its development into a prominent life assurance and unit trust institution. Under his leadership, Sage has established a record of consistent innovation and pioneering development in the financial services sector.

Corporate Govern

CORPORATE GOVERNANCE STATEMENT

Introduction

The Group is committed to effective corporate governance and welcomes the King Report on Corporate Governance for South Africa 2002 (King II) and endorses the Code of Corporate Practices and Conduct (the Code) contained therein.

Following the issue of King II, a working group as well as an ad hoc committee of the Board was appointed to evaluate the Group's level of compliance with the Code, and determine any action required to be taken in order to comply with the Code and The JSE Listings Requirements.

The working group and ad hoc committee's reports confirmed that the Group has in all material respects consistently been in conformance with the provisions and spirit of the Code during the review period. Compliance with the Code has been predicated on practical cost-effective considerations. The Sage Group Board of Directors (the Board) recognises, however, that certain practices and procedures need to be implemented or enhanced or require to be formally documented. In this regard, the Board has planned for substantial progress to be made in the course of the coming year.

Corporate code of conduct

The Group has a formal code of ethics, applicable to its directors and all employees, which dictates the manner in which it conducts its affairs. The code of ethics is set out below.

Sage Group code of ethics

The Sage Group is committed to conducting its affairs in accordance with the law, the highest standards of ethical behaviour and a sense of fair play.

The successful implementation of these principles is dependent on the conduct and good judgment of each employee. It is expected that employees at all levels will conduct themselves in terms of ethical values that will enhance the reputation of the Group.

The principles stated below are provided as broad guidance for a variety of situations.

Integrity is fundamental in all business dealings with our stakeholders, being our customers, shareholders, suppliers, intermediaries, investors and employees.

The Group undertakes to operate in an environment of openness in its dealings with its stakeholders.

The organisation is committed to fair value and quality for customers.

In relation to suppliers, intermediaries and investors, fair practices will be adopted with respect to all business activities.

The Group undertakes to adopt fair employment practices and to provide equal opportunity of employment and development within a working environment conducive to health and safety.

The Group and its employees will at all times comply with the constitution and applicable laws of the country in the performance of their duties.

An employee must not permit a situation to arise where there may be conflict of interest between the organisation and the employee. Examples of such conflict of interest would be:

- disclosure of confidential or proprietary information
- significant financial interest in a competitor or supplier, intermediary or investor
- acceptance of money from a supplier, intermediary or investor
- offering of money by a supplier, intermediary or investor
- acceptance of entertainment or gifts, exceeding ordinary social amenities, from a supplier, intermediary or investor
- appropriation or use of the Sage Group resources for personal benefit, i.e. unauthorised use of company property.

Board of directors

The Board comprises fifteen directors of whom nine are non-executive (of whom four are independent) and six are executive directors (including the chairman). Operational activities are divided into two main areas – South Africa and International – each with its chief executive, appointed by the Board.

Due to the absence of a Group chief executive, the chairman's role evolved to fill this gap, particularly with regards to the overseas operations. Because of his detailed involvement in Group operations over the past year, the Board considers that his role had moved from that of a non-executive to an executive, even though this did not impact the accountability of the chief executives of South African and International operations. The Board has addressed this matter.

Non-executive directors support the skills and experience of executive directors and contribute independent views on matters considered by the Board. They enjoy significant influence in deliberations at meetings.

ance

The Board comprises individuals of high calibre with diverse backgrounds and expertise, each of whom adds value and brings independent judgement to bear on the Board's deliberations and decision making processes. The balance of executive and non-executive directors is such that no one individual can dominate the Board's decision taking.

The Board, on an informal basis, regularly re-views its required mix of skills, experience and diversity in order to assess its effectiveness by means of self-evaluation. A more formal process of self-evaluation will be considered.

All directors have access to the advice and services of the company secretary and to professional advice at the Group's expense.

More information on the directors is contained elsewere in this report as refered to on page 24 of the annual report.

The Board has a fiduciary duty to act in good faith with due diligence and care, in the best interests of the Group and all its stakeholders. It is responsible for guiding and reviewing corporate strategy, monitoring performance, and determining policies and procedures to ensure the integrity of the Group's risk management and internal controls. The Board is also responsible for ensuring timeous and open communication with shareholders and other stakeholders.

In order to carry out these responsibilities, the Board retains full and effective control over the Group through a structured approach to reporting and accountability via its various committees.

Details of attendance of each director at the meetings of the boards and committees are set out on page 28. The Board met seven times during the period.

Board committees

The following committees, which are subcommittees of the Board as well as the board of Sage Life Limited, operate according to approved terms of reference. Both boards are of the view that these committees have satisfied their responsibilities in compliance with their mandates for the review period.

Group Audit Committee

The committee, which consists of six non-executive directors and two ex officio members (comprising the Group chairman and the chairman of the Group Risk Management Committee) is chaired by an independent non-executive director. The external and internal auditors, executive management and the statutory actuary are in attendance. The committee met five times during the period.

The primary responsibilities of the committee are to evaluate matters concerning accounting policies, internal controls, auditing, financial reporting, risk management and compliance.

Both the external and internal auditors have unrestricted access to the chairman of the committee as well as to all records, assets and personnel of the Group.

Human Resources Committee

The Human Resources Committee consists of three non-executive directors and the Group chairman. The committee's main responsibilities include the evaluation of all aspects of human resources, including the remuneration of executive directors and senior executives. The chairman is not present when his remuneration is discussed.

The committee also recommends the fees to be paid to directors and monitors and approves overall manpower and remuneration policies to ensure that they are appropriate and market related.

The committee met four times during the period.

Details of directors' remuneration and share options are set out in the notes to the financial statements on pages 52 and 61.

Actuarial Review Committee (Sage Life)

The Actuarial Review Committee, which is chaired by a non-executive director, comprises both executive and non-executive directors and meets at the interim and year end reporting stages. This committee met twice during the period.

The purpose of this committee is to review, on behalf of the Sage Life board, the trends and developments in the actuarial valuation results in the annual financial statements and in reports to the regulatory authorities. The valuation process is also reviewed by independent consulting actuaries.

The statutory actuary and the external auditors attend the meetings and have unrestricted access to the chairman of the committee. A representative of the independent consulting actuaries also attends the meetings.

Investment Management Committee (Sage Life)

The primary objectives of the committee are to determine and monitor the implementation of the investment strategy of the Group.

CORPORATE GOVERNANCE STATEMENT
continued

This committee is chaired by an independent non-executive director of the Sage Life board. The committee comprises executive directors and members of senior investment management. It is supported by two key sub-committees that deal with asset allocation and monitoring of external investment managers respectively.

The committee met three times during the period, while the key sub-committees met monthly.

Group Risk Management Committee

An independent non-executive director of the board chairs the committee. Other committee members are executive directors and members of senior management representing finance, actuarial, compliance and internal audit. The senior executive responsible for information technology attends the meetings. The committee meets quarterly and is represented at audit committee meetings. The committee met three times during the period.

The committee is accountable to the board for the process of risk management and the system of internal control. It also contributes towards the achievement of the Group's performance objectives and strategies through risk management. To this end, it regularly reviews risk management and internal controls to ensure that significant risks within the Group are effectively managed through appropriate risk and control policies.

A Group Compliance Committee has been constituted as a subcommittee of the Group Risk Management Committee. The objective of this committee is to monitor compliance risk within the Group, with a view to ensuring that appropriate procedures are in place to achieve overall compliance with legislation and requirements of regulatory authorities.

Directors' meetings

Attendance at Board and Committee Meetings for the nine months ended 31 December 2002 was as follows:

	Sage Group Board		Group Audit Committee		Human Resources Committee		Actuarial Review Committee (Sage Life)		Investment Management Committee (Sage Life)		Group Risk Management Committee	
Number of meetings	7		5		4		2		3		3	
Director's name	A	B	A	B	A	B	A	B	A	B	A	B
HL Shill	7	7	5	5	4	4	2	2				
MP Adonisi	7	4			4	3						
DC Cronjé	7	6	5	5			2	2				
JP Davies	7	7					2	1	3	2		
DM Falck (Resigned 8 November 2002)	5	2										
G Griffin	7	7	4*	4*			2	2	3	3		
JE Henderson	7	7					2	2	3	3	3	1
BM Ilsley	7	7										
L Kaplan	7	7					2	2	3	2	3	3
RI Marsden (Based in the USA)	7	5										
DF Mostert (Resigned 31 October 2002)	4	4										
B Nackan	7	7							3	3		
BJ du Plessis	7	4	5	4								
JH Postmus	7	7										
CD Stein	7	7	5	4								
WD Winckler (Retired 31 December 2002)	7	6	5	4							3	3
CL van Wyk	7	5	5	4	4	3	2	2				
T van Wyk	7	7	3**	2**	4	4						

Column A – indicates the number of meetings in respect of which the director was a member of the Board or committee

Column B – indicates the number of meetings attended by the director

* – joined May 2002 ** – joined August 2002

Insider trading

The Group has a formal policy, established by the Board and implemented by the company secretary, prohibiting dealing in its shares by directors, officers and employees for a designated period preceding the announcement of its financial results. Purchases and sales of its shares by directors are disclosed as required by the JSE.

Risk management and internal control

The directors, supported by the Audit and Risk Management committees, are accountable for ensuring that the Group maintains adequate risk management processes, including effective systems of internal control.

Management is responsible for designing, implementing and maintaining the process of risk management and integrating it into the day-to-day activities of the Group. The Group acknowledges that risk management is a dynamic process, it accordingly undertakes reviews of its existing risk processes with a view to improving the management, reporting and communication of risks cost effectively throughout the Group.

Details of the major risks to which the Group is exposed are described on page 57 of this annual report. The Group maintains systems of internal control designed to provide reasonable assurance as to the integrity of the financial statements, compliance with applicable legislation and regulations and to adequately safeguard, verify and maintain accountability for the assets of the Group and its stakeholders. These controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of these systems of control is monitored through, inter alia, the internal and external auditing functions, management and supervisory activities and adherence to performance standards.

The Group's internal audit services department plays an important role in corporate governance and works in close co-operation with the external auditors in providing an independent appraisal activity for the review of operations. The function is fully mandated by and accountable to the Group Audit Committee which approves the internal audit work plan. The department, which reports administratively to the executive director finance, has unrestricted access to the Group chairman, the chairman of the Group Audit Committee or any other relevant person or committee as dictated by circumstances.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the period under review.

Integrated sustainability

Sage's core values, which are the subject of annual *"Core Value Champion"* awards among staff, embody many aspects required for sustainability of the Group and its aspirations. These core values are:

- Commitment to Customers
- Our People
- High Ethical Standards
- Innovation
- Commitment to South Africa

Social responsibility:

The Group has always maintained a strong sense of social involvement and the Sage Foundation has supported a diverse range of educational, charitable and other social causes over the years. The Foundation's capital base has been increased in recent years, enabling it to increase its contribution to community needs.

People development:

In line with its core values, Sage is committed to:

- Ensuring that our people have meaningful and productive careers and job satisfaction and that they continue to give us a competitive advantage.
- Empowering and developing all our people as active participants in a climate where quality and creativity are encouraged and recognised.
- Utilising individual potential to the full.

In line with this philosophy, the Group conducts training and development at all levels, ranging from numeracy, literacy, learning assessment and life skills programmes to leadership and management development, including participation in programmes at leading universities and business schools.

CORPORATE GOVERNANCE STATEMENT

CONTINUED

Sage Life was the first life assurer in South Africa to institute proficiency testing and licensing for all agents to ensure their product knowledge on an ongoing basis across the range of the company's products. This process, which continues to be implemented together with significant financial planning technology, has fully prepared Sage Life for the progressive introduction of new legislation and regulatory supervision measures setting standards for and governing the conduct of intermediaries.

The Group recognises the impact that HIV/AIDS may have on its employees and has consequently established an AIDS Committee which is focused on implementing a comprehensive interaction strategy with staff to improve understanding of and to deal with AIDS-related issues.

The Group complies with employment equity legislation and has submitted an employment equity plan and subsequent requisite reports in terms of the Employment Equity Act No 55 of 1998. Affirmative action measures adopted form part of the requirements for employment equity compliance. Plans are reviewed annually and are in line with business objectives.

The Group is committed to an affirmative action intervention whereby people from the designated groups are preferentially developed within the organisation by upgrading their skills, and are afforded opportunities for suitable advancement and career growth by the organisation. This is implemented without lowering standards and without threatening the career aspirations or expectations of current organisational members.

Our affirmative action measures are designed to improve the under-representation of and to eliminate the barriers to advancement of employees in the designated groups.

Ethical standards:

The Group promotes the highest ethical standards, embodied in its formal code of ethics and communicated to staff. The Group adopts a zero-tolerance approach to non-adherence to the code, and any breach by employees results in disciplinary proceedings which can lead to dismissal or legal action. A dedicated forensic team investigates any alleged or suspected contraventions of laid-down policies and takes appropriate action.

The Board is of the opinion that:

- in general, the ethical standards are being met in every material respect and
- within the climate and industry environment in which the group operates, it will maintain these standards into the future.

Stakeholder communication:

The Group is committed to a process of ongoing communication with its stakeholde to address material matters of interest to shareholders, the financial and investment community, staff and others.

Various media are used to communicate wi staff and intermediaries, such as, bi-annua meetings, bi-monthly in-house magazine, annual employee report and other regular publications covering products and new developments within the Group. An intranet site is in place, providing further opportunity to access information about the activities within the organisation.

Presentations of the financial results are made to investment analysts once board approval for the financial statements has been obtained.

The Group's internet site (www.sage.co.za) has information on the Group, its investment approaches, annual reports, share price and products.


in the news
SageNEWS

Group

FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

Index



Sage Group Limited

CERTIFICATE FROM THE COMPANY SECRETARY

In terms of section 268G(d) of the Companies Act in South Africa, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the period ended 31 December 2002 all such returns as are required of a public company in terms of the Companies Act in South Africa, as amended, and that all such returns are true, correct and up to date.

CS Cant
Company Secretary

8 April 2003

RESPONSIBILITY FOR AND APPROVAL OF THE FINANCIAL STATEMENTS

The directors of the company are responsible for the preparation of the financial statements of the company and the Group set out on pages 34 to 64 which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice.

The Group audit committee, which consists of six non-executive directors and two ex-officio members (comprising the Group chairman and the chairman of the Group risk management committee), meets at least four times a year with the external and internal auditors, executive management and the statutory actuary. The primary responsibilities of the Group audit committee are to evaluate matters concerning accounting policies, internal control, auditing and financial reporting, risk management and compliance. Both the external and internal auditors have unrestricted access to the chairman of the Group audit committee as well as to all records, assets and personnel of the Group.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies, supported by reasonable and prudent judgements and estimates, and fairly present the state of affairs of the company and the Group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the period under review.

The directors are of the opinion that the Group is financially sound and is a going concern for the year ahead. The financial statements have accordingly been prepared on this basis.

Against this background, the directors of the company accept responsibility for the financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice, which financial statements were approved by the board of directors on 8 April 2003 and are signed on its behalf by

HL Shill
Chairman

G Griffin
Group Chief Executive

8 April 2003



Sage Group Limited

REPORT OF THE INDEPENDENT AUDITORS

We have audited the financial statements and Group financial statements of Sage Group Limited set out on pages 34 to 64 for the period ended 31 December 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management
- evaluating the overall financial statement presentation

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements set out on pages 34 to 64 fairly present in all material respects the financial position of the company and the Group as at 31 December 2002, and the results of their operations and cash flows for the period then ended, in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa, as amended.

Grant Thornton Kessel Feinstein

Grant Thornton Kessel Feinstein
Chartered Accountants (SA)
Registered Accountants and Auditors

KPMG Inc.

KPMG Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
8 April 2003

Sage Group Limited

REPORT OF THE DIRECTORS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CHANGE IN YEAR END

Following the decision to change the Company's financial year end from 31 March to 31 December, this report covers the nine month period ended 31 December 2002.

NATURE OF BUSINESS

Sage Group Limited is listed under life insurance on the JSE Securities Exchange South Africa and is the holding company of the Sage Group of companies. The Group's activities encompass life assurance, investment and unit trust management, and related property investments.

SHARE CAPITAL

Full details of the Company's share capital are given in note 8 to the financial statements. The total number of ordinary shares in issue increased by 7 235 348 shares during the period as a result of the following:

	Date	Number of shares
– capitalisation issue in lieu of dividend	7 Oct 2002	3 854 951
– subscription issue ex dividend proceeds	7 Oct 2002	2 984 986
– conversion of debentures	7 Oct 2002	395 411
		7 235 348

CAPITAL RAISING

Together with JPMorgan Chase Bank, Johannesburg Branch (JPMorgan), who has been appointed as financial advisers to the Group, steps have been taken to strengthen the Group's capital base, with the support of major shareholders and the participation of a new strategic shareholder. This will provide the necessary financial stability for the Group's life assurance and unit trust activities in South Africa.

Agreements have been concluded for the raising of approximately R350 million in new capital through the introduction of AVASA Holdings Limited as a strategic shareholder and by way of a rights issue to shareholders jointly underwritten by AVASA and existing major shareholders.

For this purpose a resolution will be proposed to members at the forthcoming annual general meeting to increase the authorised ordinary share capital of the company to 500 000 000 shares.

SHAREHOLDERS

According to the register of members, no company or individual was a holding company or controlling shareholder of the company at the date of this report. Shareholdings of more than 5% of the issued ordinary capital are as follows;

	Number of shares	% of issued capital
– Mines Pension Funds	33 891 216	21,9
– Sagecor*	28 418 578	18,3
– ABSA Group	23 953 966	15,5
– Financial Securities Limited**	10 848 109	7,0

* Owned 50% by Shill Family; 50% by Financial Securities Limited

**Wholly owned subsidiary of Remgro Limited

RESULTS FOR THE PERIOD

The Group's operations in South Africa continue as normal within Sage Life Limited. All international operations were disposed of by Sage Life Limited to Sage Group Limited at a nominal value of R1 with effect from 31 December 2002.

Following the Group's failure to raise foreign capital required for the expansion of its international insurance operations, a decision was taken by the Board on 17 December 2002 to close Sage Life Assurance of America Inc. to new business with effect from 1 January 2003. In the case of the Group's Bermudan operations, the decision on the closure to new business is subject to the outcome of negotiations for its disposal. Due to the discontinuance of these operations, the auditors of the international operations have, in their audit opinion, drawn attention to the uncertainty of the going concern assumption. No adjustment is required in the Sage Group financial statements as the net assets of the international operations have been written down to R1. The international operations have been classified as a discontinued operation in these financial statements.

The losses associated with the discontinued international operations are in line with expectations but have had a material effect on the overall loss for the period of R239,5 million (year ended 31 March 2002 – loss R254,3 million).

Headline losses amounted to R48,0 million (year ended 31 March 2002 – R 251,1 million).

FINANCIAL POSITION

The company has changed its accounting policy in respect of its investments in subsidiaries to one of valuing its subsidiaries at fair value as opposed to using cost. In the case of Sage Life Limited the directors have applied the embedded value as representative of fair value.

As a result of this change, the company reflects a positive shareholders' interest whereas the Group, which consolidates the underlying assets and liabilities of its subsidiaries at net asset values, reflects a negative shareholders' interest as it does not recognise fair value of the Sage Life Limited business as a whole.



CAPITALISATION SHARE AWARD WITH CASH DIVIDEND ALTERNATIVE AND SHARE SUBSCRIPTION ELECTIONS

On 20 August 2002, it was resolved to issue ordinary capitalisation shares to ordinary shareholders recorded in the register of shareholders on 4 October 2002. Shareholders were given the opportunity to decline the issue of ordinary shares in respect of all or any part of their shareholding and to elect to receive a cash dividend of 25 cents per ordinary share in lieu thereof.

Shareholders electing the cash dividend were also given the opportunity to apply all or any part of the amount of the cash dividend to subscribe for new ordinary shares in the company.

The extent to which shareholders elected the cash dividend is set out in note 17 and details of the capitalisation issue in lieu of dividend are set out above.

No final dividend for the period has been proposed.

TANGIBLE AND INTANGIBLE ASSETS

There has been no major change in the nature of the tangible and intangible assets of the company or its subsidiaries, nor has there been any change in accounting policies relating to tangible and intangible assets.

SUBSIDIARY COMPANIES

The financial information in respect of interests in subsidiaries is set out in the annexure to the financial statements.

DIRECTORATE AND SECRETARY

The names of the directors of the company are set out in note 14.4 below. CS Cant was the company secretary for the period under review.

At the annual general meeting of shareholders held on 21 August 2002, Messrs. BJ du Plessis, G Griffin, HL Shill, CD Stein, CL van Wyk and T van Wyk, who had been proposed for re-election as directors of the company, were reappointed as directors.

During the period, Mr DM Falck and Dr DF Mostert resigned and Mr WD Winckler retired from the Board on reaching retirement age. The Board thanks these gentlemen for their contributions to the Group during their periods in office.

In terms of the articles of association of the company, one third of the directors retire by rotation each year. Messrs MP Adonisi, DC Cronjé, JP Davies, JE Henderson and BM Ilsley retire as directors at the next annual general meeting of the company, but being eligible, offer themselves for re-election.

DIRECTORS' SHAREHOLDINGS

	31 December 2002			31 March 2002	
	Beneficial		Non-beneficial	Beneficial	Non-beneficial
	Share scheme	Held directly			
MP Adonisi	–	3 106	–	2 888	–
JP Davies	552 659	43 170	–	556 975	–
BJ du Plessis	–	8 790	–	7 172	–
G Griffin	–	10 000	–	–	–
JE Henderson	72 568	200 000	–	247 237	–
BM Ilsley	420 500	70 000	–	490 500	–
L Kaplan	367 696	–	–	341 847	–
RI Marsden	353 455	–	–	328 606	–
B Nackan	586 047	90 738	–	635 584	–
JH Postmus	–	110	–	110	–
HL Shill	638 001	1 999 756	15 087 632	2 356 835	14 305 670
CD Stein	–	40 394	–	40 394	–
CL van Wyk	–	1 307	–	1 215	–
	2 990 926	**2 467 371**	**15 087 632**	**5 009 363**	**14 305 670**

There have been no changes in these holdings between 31 December 2002 and the date of this report other than in respect of those referred to in note 22.3.

Details of the directors' remuneration for the period, service contracts and share options granted are set out in note 14.4 to the financial statements.

SPECIAL RESOLUTIONS

At the annual general meeting of the shareholders of the company held on 21 August 2002, a special resolution was passed amending the articles of the company to allow for the electronic delivery and availability of notices, reports and other information to members of the company, thereby facilitating electronic communication with its members, including online proxy solicitation and voting.

EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Other than the matters already referred to above, there are no material facts or circumstances that have occurred between the accounting date and the date of this report.

Sage Group Limited

BALANCE SHEETS

AT 31 DECEMBER 2002

		GROUP		COMPANY	
	Note	**31 December 2002 R000**	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000
ASSETS					
Non-current assets		**10 024 476**	9 687 665	**504 004**	1 766 002
Tangible assets	2	**22 545**	45 487	**–**	–
Intangible assets	3	**69 897**	89 517	**–**	–
Investments in subsidiaries	4	**–**	–	**501 098**	1 753 663
Financial assets	5	**28 023**	53 200	**2 906**	12 339
Investments of the life assurance subsidiaries	6	**9 904 011**	9 499 461	**–**	–
Current assets		**663 498**	833 031	**11 218**	14 930
Inventories	7	**6 090**	16 339	**–**	–
Trade and other receivables		**346 440**	434 754	**11 000**	14 145
Cash and cash equivalents		**310 968**	381 938	**218**	785
Total assets		**10 687 974**	10 520 696	**515 222**	1 780 932
EQUITY AND LIABILITIES					
Ordinary shareholders' (deficit)/interest	8	**(247 773)**	5 282	**470 643**	1 769 634
Outside shareholder's interest	9	**92 387**	92 387	**–**	–
Total shareholders' (deficit)/interest		**(155 386)**	97 669	**470 643**	1 769 634
Equity linked notes	10	**558 350**	739 863	**–**	–
Long-term assurance funds	11	**9 506 928**	9 061 009	**–**	–
Current liabilities		**778 082**	622 155	**44 579**	11 298
Trade and other payables		**420 225**	358 089	**22 715**	10 933
Redeemable preference shares issued by subsidiaries	12	**91 000**	108 500	**–**	–
Interest bearing borrowings		**107 899**	79 097	**–**	–
Taxation		**36 911**	12 606	**–**	365
Provisions	13	**122 047**	63 863	**21 864**	–
Total equity and liabilities		**10 687 974**	10 520 696	**515 222**	1 780 932



Sage Group Limited

INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

		GROUP		COMPANY	
	Note	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
Revenue	24	**1 813 710**	2 851 920	**129 095**	163 416
Domestic operations		**147 429**	91 216	**(1 199 961)**	419 954
Operating surplus/(deficit)		**228 139**	121 695	**(9 183)**	–
Income from subsidiaries		**–**	–	**129 096**	115 825
Provision against share scheme loans		**(57 720)**	(10 301)	**(13 424)**	(2 242)
Revaluation of subsidiaries		**–**	–	**(1 302 733)**	309 910
Finance costs	14.2	**(21 724)**	(18 490)	**(3 717)**	(3 539)
Exceptional items	14.3	**(1 266)**	(1 688)	**–**	–
International operations		**(305 351)**	(226 357)	**(82 759)**	(46 200)
Loss from international operations		**(80 243)**	(178 617)	**(31 928)**	–
– operating deficit (non-recurring)		**(182 466)**	(122 642)	**–**	–
– foreign exchange adjustments		**102 223**	(55 975)	**(31 928)**	–
Finance costs	14.2	**(34 831)**	(46 200)	**(34 831)**	(46 200)
Exceptional items	14.3	**(190 277)**	(1 540)	**(16 000)**	–
(Loss)/profit before taxation	14	**(157 922)**	(135 141)	**(1 282 720)**	373 754
Taxation	15	**73 436**	100 455	**2 726**	16 623
(Loss)/profit after taxation		**(231 358)**	(235 596)	**(1 285 446)**	357 131
		8 151	18 687	**–**	8 142
International minority interest		**8 151**	10 545	**–**	–
Foreign preference dividends		**–**	8 142	**–**	8 142
Net (loss)/profit attributable to ordinary shareholders		**(239 509)**	(254 283)	**(1 285 446)**	348 989
Adjustment for exceptional items		**191 543**	3 228		
Headline loss		**(47 966)**	(251 055)		

Reconciliation of headline loss to core headline earnings/(loss)

	Note	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
Headline loss		**(47 966)**	(251 055)
International operations – discontinued		**80 243**	178 617
International minorities and foreign preference dividends		**8 151**	18 687
Provision for share scheme loans		**57 720**	10 301
Core headline earnings/(loss)		**98 148**	(43 450)
Core headline earnings/(loss) per ordinary share (cents)	16	**65,3**	(29,6)
Headline loss per ordinary share (cents)	16	**(31,9)**	(171,1)
Attributable loss per ordinary share (cents)	16	**(159,4)**	(173,3)

Sage Group Limited

GROUP STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

	Note	Ordinary shares R000	Share premium R000	Convertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	(Accumulated deficit)/ retained earnings R000	Total R000
Balance at 31 March 2001		**1 448**	**1 302**	**45 167**	**98**	**301 460**	**48 542**	**398 017**
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Revaluation of investments						97	(97)	–
Net loss attributable to ordinary shareholders							(254 283)	(254 283)
– domestic operations							(9 239)	(9 239)
– *international operations*							(245 044)	(245 044)
Ordinary dividends	17						(135 629)	(135 629)
Appropriation to reserve for redemption of preference shares – 2001							(2 211)	(2 211)
Transfer of non-distributable reserves to retained earnings						(301 000)	301 000	–
Other						(344)		(344)
Balance at 31 March 2002		**1 477**	**1 034**	**45 167**	**69**	**213**	**(42 678)**	**5 282**
Issued during year		73	17 499	(6 626)	(38)			10 908
Share issue expenses			(166)					(166)
Net loss attributable to ordinary shareholders							(239 509)	(239 509)
– domestic operations							73 993	73 993
– international operations							(313 502)	(313 502)
Ordinary dividends	17						(24 287)	(24 287)
Transfer of retained earnings to non-distributable reserves						998	(998)	–
Other						(1)		(1)
Balance at 31 December 2002		**1 550**	**18 367**	**38 541**	**31**	**1 210**	**(307 472)**	**(247 773)**



Sage Group Limited

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

	Note	Ordinary shares R000	Share premium R000	Convertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	Retained earnings R000	Total R000
Balance at 31 March 2001		**1 448**	**1 302**	**45 167**	**98**	**111 324**	**1 399 414**	**1 558 753**
– as previously reported		1 448	1 302	45 167	98	111 324	65 831	225 170
– change in accounting policy	1.20	–	–	–	–	–	1 333 583	1 333 583
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Net profit attributable to ordinary shareholders							348 989	348 989
– domestic operations							93 421	93 421
– revaluation of subsidiaries							309 910	309 910
– international operations							(54 342)	(54 342)
Ordinary dividends	17						(135 629)	(135 629)
Transfer of non-distributable reserves to retained earnings						(111 324)	111 324	–
Appropriation to reserve for possible redemption of preference shares – 2001							(2 211)	(2 211)
Balance at 31 March 2002		**1 477**	**1 034**	**45 167**	**69**	**–**	**1 721 887**	**1 769 634**
Issued during year		73	17 499	(6 626)	(38)			10 908
Share issue expenses			(166)					(166)
Net loss attributable to ordinary shareholders							(1 285 446)	(1 285 446)
– domestic operations							100 046	100 046
– revaluation of subsidiaries							(1 302 733)	(1 302 733)
– international operations							(82 759)	(82 759)
Ordinary dividends	17						(24 287)	(24 287)
Balance at 31 December 2002		**1 550**	**18 367**	**38 541**	**31**	**–**	**412 154**	**470 643**

Sage Group Limited

CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

		GROUP		COMPANY	
	Note	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
Cash flows from operating activities		**(124 030)**	(432 567)	**(29 426)**	(13 422)
Cash generated/(utilised) by operations	18.1	**14 094**	(74 528)	**95 352**	196 992
Finance costs		**(56 555)**	(64 690)	**(38 548)**	(49 739)
Taxation paid	18.2	**(49 131)**	(139 033)	**(3 091)**	(16 904)
Cash (utilised by)/available from operating activities		**(91 592)**	(278 251)	**53 713**	130 349
Dividends paid	18.3	**(32 438)**	(154 316)	**(24 287)**	(143 771)
Cash flows of life assurance subsidiaries' investment activities		**41 368**	168 609	**–**	–
Cash flows from investing activities		**(10 352)**	(44 620)	**(40 735)**	455 889
Investment to maintain operations		**(5 236)**	(23 313)	**–**	–
Replacement of tangible assets		**(7 787)**	(26 319)	**–**	–
Proceeds on disposal of tangible assets		**2 551**	3 006	**–**	–
Net acquisition and development of intangible assets		**(30 293)**	(26 465)	**–**	–
Decrease/(increase) in financial assets	18.4	**25 177**	5 158	**9 433**	(6 775)
Decrease in investment in subsidiaries	18.5	**–**	–	**(50 168)**	462 664
		(93 014)	(308 578)	**(11 309)**	442 467
Cash flows from financing activities		**22 044**	357 607	**10 742**	(442 645)
Redemption of foreign preference shares		**–**	(442 377)	**–**	(442 377)
Movement in outside shareholder's interest		**–**	2 536	**–**	–
Proceeds from issue of 8% Equity Linked Notes		**–**	739 863	**–**	–
Proceeds from issue of shares and compulsorily convertible debentures		**10 908**	–	**10 908**	–
Costs related to share issues		**(166)**	(268)	**(166)**	(268)
Redemption of preference shares issued by subsidiaries		**(17 500)**	(10 000)	**–**	–
Increase in interest bearing borrowings		**28 802**	67 853	**–**	–
Net (decrease)/increase in cash and cash equivalents		**(70 970)**	49 029	**(567)**	(178)
Cash and cash equivalents at beginning of period		**381 938**	332 909	**785**	963
Cash and cash equivalents at end of period		**310 968**	381 938	**218**	785



Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

1 ACCOUNTING POLICIES

The Group financial statements are prepared on the historical cost basis, except for investments which are valued as set out in notes 1.6 and 1.7. The Company's financial statements are presented on the fair value basis. The principal accounting policies of the Group and the Company are set out below and are consistent in all material respects with those of the previous year except, in the case of the Company, as set out in 1.20 below. These policies comply with all relevant South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of consolidation

The Group financial statements incorporate those of the company and all its subsidiaries. Subsidiaries are those companies in which the Group has an interest of more than half of the voting rights or the power to exercise control. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All intercompany transactions and resulting profits and losses between Group companies are eliminated on consolidation.

1.2 Life assurance subsidiaries

The surplus attributable to shareholders has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.4 Intangible assets

1.4.1 Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses.

Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

The software licence on the life administration system is being amortised on a straight-line basis over its estimated economic life of fifteen years. Other software is amortised over a maximum of five years. Assets are further impaired to the extent that any unamortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.4.2 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of that entity at the date of acquisition.

Goodwill is carried at cost less accumulated amortisation and any impairment losses and is amortised over the estimated economic lives with a maximum of twenty years. It is further written down to the extent that any amortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.5 Investments in subsidiaries

Investments in subsidiaries are stated at fair value, which in the case of the South African life assurance subsidiary is based on embedded value of the subsidiary. Any movements in fair value are recognised through the income statement.

1.6 Financial assets (excluding investments of the life assurances subsidiaries)

Investments are stated at fair value. Any movements in fair value are taken through the income statement. Fair values are determined as follows:

- Listed investments and unit trusts are stated at market value and repurchase price respectively.
- Unlisted investments are stated at directors' valuation.

1.7 Investments of the life assurance subsidiaries

1.7.1 Listed investments, unit trusts and unlisted shares, including subsidiaries, are reflected at market value, repurchase price and fair value respectively.

1.7.2 Government, public utility, municipal stock and other interest-bearing investments are reflected at market value.

1.7.3 Debentures, mortgages and loans are reflected at cost.

1.7.4 Property investments, including property subsidiaries, are shown at fair value of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.7.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments. Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.7.6 Fair value adjustments are reflected in the income statement.

1.8 Inventories

Inventories are valued at the lower of cost and net realisable value.

1.9 Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, or goodwill, the recoverable amount is estimated at each balance date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount of the asset increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in previous years. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase relates clearly to the reversal of the effect of that specific event.

1.10 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year end. Income and expenditure of these subsidiaries is translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

Assets and liabilities of subsidiaries which are considered to be foreign entities, are translated at rates of exchange ruling at the financial year end. Income and expenditure of foreign entities are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of foreign entities are taken directly to non-distributable reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

1.11 Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

1.12 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.13 Income of the life assurance subsidiaries

Income and outgo is recognised in the income statement on the following bases:

- Individual premiums – when due from policyholders.
- Employee Benefit premiums – when due if reasonably sure of collection, otherwise on a cash received basis.
- Benefit payments – when claims are intimated.
- New business costs – when incurred.
- Commissions – when incurred.
- Investment returns – dividends from investments are brought to account when the last day to trade for dividend purposes falls within the financial year. Interest income is accrued on a time proportion basis.

All investment returns comprising investment income, realised and unrealised surpluses or deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.14 Revenue

Group revenue includes all subsidiaries, comprising investment income, sales including insurance premiums, unit trust sales, commissions and fees and excludes value-added tax.

1.15 Dividend income

Dividends from investments are brought to account when the last day to register for dividend purposes falls within the financial year.

1.16 Dividends paid/capitalisation issues

Where the company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the statement of changes in equity as dividends paid. The nominal value of the capitalisation shares to be issued is charged against capital redemption reserve.

1.17 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.



Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement, except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to the assets underlying the policyholders' funds is included in the long-term assurance fund.

1.18 Employee benefits

1.18.1 Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, annual and sick leave, medical and other contributions, is recognised during the period in which the employee renders the related service.

Long-term benefits, such as long service leave, are recognised and provided for at balance sheet date based on current salary rates.

1.18.2 Retirement benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate funds. These plans are funded by contributions from the Group and employees. Contributions to a defined contribution plan in respect of service in a particular period are recognised as an expense in that period. Current service costs in respect of a defined benefit plan are recognised as an expense in the current period. The defined benefit liability, current service costs and post service costs are determined by using the Projected Unit Credit Method. Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economic benefits by the enterprise).

1.18.3 Post-retirement medical

No contributions are made to the medical aid of retired employees.

1.18.4 Equity compensation benefits

The Group from time to time allocates convertible debentures or grants share options to employees in terms of its share incentive schemes. Costs incurred in administering the schemes are expensed as incurred.

1.19 Segmental reporting

The primary business segments are South African and international life assurance, unit trusts and other financial services. During the period the board of directors resolved to dispose of all international operations and accordingly the international life assurance segment has been classified as a discontinued operation.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segmental reporting is representative of the internal structure used for management reporting.

1.20 Prior year adjustments

The company has changed its accounting policy in respect of investments for subsidiaries to one of valuing its subsidiaries at fair value as opposed to using cost. This basis is considered to be a more appropriate treatment especially with regard to the company's investment in Sage Life Limited which is reflected at embedded value as representative of fair value. Changes in fair value are taken directly to the income statement.

Comparative amounts in the company have been appropriately adjusted. The effect on the opening retained earnings at 31 March 2002 of the company is set out below. There is no effect on the retained earnings of the Group.

	Company R000
Restatement of opening retained earnings at 31 March 2001	1 333 583
Restatement of 31 March 2002 profit before taxation	309 910

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP	
	31 December 2002 R000	31 March 2002 R000
2 TANGIBLE ASSETS		
Cost	80 746	94 320
Equipment	59 262	73 016
Vehicles	21 484	21 304
Depreciation and impairment losses	58 201	48 833
Equipment	47 745	38 349
Vehicles	10 456	10 484
Net book value	22 545	45 487
2.1 Analysis of movements in net book value		
Opening balance	45 487	42 196
Additions	7 787	26 319
– equipment	3 460	21 014
– vehicles	4 327	5 305
Impairment of assets of international operations	(14 505)	–
Disposals	(2 192)	(2 381)
– equipment	(1 022)	(879)
– vehicles	(1 170)	(1 502)
Depreciation	(14 032)	(20 647)
– equipment	(11 169)	(16 953)
– vehicles	(2 863)	(3 694)
Closing balance	22 545	45 487
3 INTANGIBLE ASSETS		
Cost	124 072	131 959
Software	90 305	67 390
Goodwill	33 767	64 569
Amortisation and impairment losses	(54 175)	(42 442)
Software	(36 025)	(18 628)
Goodwill	(18 150)	(23 814)
Net book value	69 897	89 517
Analysis of movements in net book value		
Opening balance	89 517	76 755
Additions – software	30 438	24 777
Disposals – software	(145)	–
Impairment of assets of international operations	(31 237)	–
– software	(7 365)	–
– goodwill	(23 872)	–
Amortisation	(18 676)	(12 015)
– software	(17 410)	(8 786)
– goodwill	(1 266)	(3 229)
Closing balance	69 897	89 517



	COMPANY	
	31 December 2002 R000	31 March 2002 R000

4 INVESTMENTS IN SUBSIDIARIES

	31 December 2002 R000	31 March 2002 R000
Shares, at fair value less amounts written off	**2 144 125**	3 413 469
Net amounts owing to subsidiaries	**(1 197 796)**	(1 214 575)
	946 329	2 198 894
Less: Total redemption obligation on preference shares issued and held by wholly owned subsidiary – Sage Holdings Limited (note 8.2)	**445 231**	445 231
	501 098	1 753 663

During the period the company changed its accounting policy to one of valuing its subsidiaries at fair value as opposed to cost. The decrease in the value of investments in subsidiaries in the current year is principally due to the decrease in the embedded value of Sage Life Limited at 31 December 2002, which resulted from the write off of the value of the international operations in the shareholders' funds of Sage Life Limited.

5 FINANCIAL ASSETS at fair value

	GROUP		COMPANY	
	31 December 2002 R000	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000
Unit trust units	**23 456**	22 236	**–**	–
Unlisted investments				
– amounts advanced to share incentive trusts	**4 013**	30 731	**2 906**	12 339
– other	**554**	233	**–**	–
	28 023	53 200	**2 906**	12 339

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP	
	31 December 2002 R000	31 March 2002 R000
6 INVESTMENTS OF THE LIFE ASSURANCE SUBSIDIARIES		
6.1 Sage Life Limited		
Listed investments	**2 183 608**	2 363 664
– shares	**1 251 978**	1 171 348
– property trust units	**46 678**	38 854
– foreign securities	**884 952**	1 153 462
Unit trust units	**2 788 348**	2 815 895
Foreign cash and cash equivalents	**113 899**	52 666
Government, public utility and municipal stock	**1 297 405**	1 064 674
Debentures, mortgages and loans	**11 440**	37 674
Property investments	**481 041**	532 502
Loans secured against company's life policies	**85 281**	86 326
	6 961 022	6 953 401
6.2 Sage Life Assurance of America Inc.		
Mutual fund units	**2 646 376**	1 498 722
Fixed interest securities	**296 613**	1 047 338
	2 942 989	2 546 060
6.3 Total investments	**9 904 011**	9 499 461
6.4 Sectoral analysis of listed shares – Sage Life Limited	**1 251 978**	1 171 348
	%	%
Mining resources	**2,9**	4,1
Non-mining resources	**2,7**	4,3
Financial	**84,0**	76,0
Insurance	**1,8**	2,7
Industrial	**8,6**	12,6
Real estate	**–**	0,3
	100,0	100,0
7 INVENTORIES		
Property		
– work in progress	**2 981**	8 673
– completed developments	**2 817**	3 539
Unit trust units	**292**	4 127
	6 090	16 339



	GROUP		COMPANY	
	31 December 2002 R000	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000

8 ORDINARY SHAREHOLDERS' (DEFICIT)/INTEREST

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
Ordinary share capital (note 8.1)	**1 550**	1 477	**1 550**	1 477
Share premium (note 8.3)	**18 367**	1 034	**18 367**	1 034
Capital redemption reserve	**31**	69	**31**	69
Non-distributable reserves (note 8.4)	**1 210**	213	**–**	–
(Accumulated loss)/retained earnings	**(307 472)**	(42 678)	**412 154**	1 721 887
Compulsorily convertible debentures (note 8.5)	**38 541**	45 167	**38 541**	45 167
	(247 773)*	5 282	**470 643**	1 769 634

* This deficit will be eliminated by the injection of new capital. Refer to the directors' report for the comments under the headings "capital raising" and "financial position" insofar as the deficit in the Group and the surplus in the Company are concerned.

8.1 Ordinary share capital

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
Authorised				
164 043 915 shares of 1 cent each (31 March 2002 – 164 043 915)	**1 640**	1 640	**1 640**	1 640
Issued				
154 964 862 shares of 1 cent each (31 March 2002 – 147 729 514)	**1 550**	1 477	**1 550**	1 477

In terms of a shareholders' resolution dated 21 August 2002 the unissued shares are under the control of the directors. The authority remains in force until the forthcoming annual general meeting. Details of the share incentive scheme are provided in note 22.3

8.2 Preference share capital

Variable rate redeemable "A" preference shares

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
Authorised and issued				
80 951 085 shares of 1 cent each	**810**	810	**810**	810
Share premium redemption obligation (note 8.3)	**444 421**	444 421	**444 421**	444 421
	445 231	445 231	**445 231**	445 231
Less: Set off against investments in subsidiaries (note 4)	**445 231**	445 231	**445 231**	445 231
	–	–	**–**	–

The variable rate redeemable "A" preference shares were ordinary shares held by Sage Holdings Limited and converted to preference shares in terms of a Scheme of Arrangement entered into in 1992. This cross holding is eliminated on consolidation, and for this reason these preference shares have been set off against the investments in subsidiaries.

These preference shares are redeemable at the option of the company.

8.3 Share premium

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
Total premium	**462 788**	445 455	**462 788**	445 455
Less: redemption obligation on variable rate redeemable "A" preference shares (note 8.2)	**444 421**	444 421	**444 421**	444 421
Net premium	**18 367**	1 034	**18 367**	1 034

8.4 Non-distributable reserves

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
Analysis of reserves				
Foreign exchange translation gains	**71**	71	**–**	–
Contingency reserve held in subsidiary	**1 139**	142	**–**	–
	1 210	213	**–**	–

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP		COMPANY	
	31 December 2002 R000	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000
8 ORDINARY SHAREHOLDERS' (DEFICIT)/INTEREST (continued)				
8.5 Compulsorily convertible debentures				
1 975 354 debentures in issue (31 March 2002 – 2 370 765)	**38 541**	45 167	**38 541**	45 167
The debentures are issued in terms of the Company's share incentive scheme for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years starting from the respective issue dates (at the discretion of the trustees). They bear interest at a variable rate which was 13,5% at 31 December 2002.				
9 OUTSIDE SHAREHOLDER'S INTEREST				
Preference share capital				
Non-redeemable preference shares issued by USA subsidiary carrying a dividend coupon rate of 9,048% per annum.	**92 387**	92 387	–	–
The ordinary and preferred shareholders of the international subsidiary, Sage Life Holdings of America Inc. (SLHA), entered into a Preferred Stock Purchase Agreement with Swiss Re whereby SLHA is required to maintain Sage Life's statutory-basis capital and surplus at an amount not less than $20 million. At 31 December 2002, SLHA was in breach of the minimum capital covenant since Sage Life's statutory capital and surplus at that date had fallen to $8,6 million due to charges relating to severance and further anticipated run-off expense over the next twenty years. SLHA does not have the right to cure this breach in accordance with the 30 September 2002 agreement modifications. Consequently, subject to requisite regulatory approvals, Swiss Re has the right to exercise its option under the terms of the Preferred Stock Purchase Agreement to assume voting control of SLHA. Swiss Re has not yet exercised, and has yet to indicate whether it would exercise, such an option.				
10 EQUITY LINKED NOTES				
10.1 13 000 8% unsecured equity linked notes due 2005, nominal value of US$ 65 million at the rate of exchange ruling at the date of the balance sheet.	**558 350**	739 863	–	–

10.2 The notes were issued on 22 June 2001 at a price of US$5 000 per note by Sage International Finance Limited and are fully guaranteed by Sage Group Limited. Unless previously purchased or redeemed, the notes will be redeemed at their issue price on 31 July 2005.

10.3 Noteholders have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 at a price per note equal to the market value of an ABSA Group Limited share, in US$, multiplied by 947,982.

10.4 The issuer may redeem all notes at any time from 31 July 2004, at their issue price, if:
- the market value per ABSA Group Limited share for purposes of 10.3 above, exceeds US$6,59; or
- purchases and/or redemptions have been effected in respect of more that 90% of the notes.

10.5 Interest is payable semi-annually in arrear on 31 January and 31 July in each year.



	GROUP		COMPANY	
	31 December 2002 R000	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000
11 LONG-TERM ASSURANCE FUNDS				
	9 506 928	9 061 009	–	–

The funds comprise actuarial liabilities (allowing for all forms of profit participation by the various classes of policies).

This includes the separate account liabilities of Sage Life Assurance of America Inc. amounting to R 2 823 million (31 March 2002 – R2 372 million).

The report of the statutory actuary on the financial position of Sage Life Limited, together with the statement of actuarial value of assets and liabilities, is set out on pages 67 to 71 of this report.

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
12 REDEEMABLE PREFERENCE SHARES ISSUED BY SUBSIDIARIES				
	91 000	108 500	–	–

Preference capital, with variable rates of dividend linked to a weighted average rate of 67,97% of the prime bank overdraft rate, is repayable within one year. Subsequent to the year end, R44 million of this preference capital has been converted to short-term interest-bearing borrowings.

	GROUP 31 December 2002 R000	GROUP 31 March 2002 R000	COMPANY 31 December 2002 R000	COMPANY 31 March 2002 R000
13 PROVISIONS				
13.1 Employee related provisions	**33 749**	17 605	–	–
Opening balance	**17 605**	14 924	–	–
Charge to income statement	**110 230**	5 564	–	–
Utilised during period	**(94 086)**	(2 883)	–	–
13.2 Other provisions	**88 298**	46 258	**21 864**	–
Opening balance	**46 258**	45 027	–	–
Charge to income statement	**116 396**	6 328	**21 864**	–
Utilised during period	**(74 356)**	(5 097)	–	–
	122 047	63 863	**21 864**	–

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP		COMPANY	
	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
14 (LOSS)/PROFIT BEFORE TAXATION				
14.1 (Loss)/profit before taxation includes the following:				
Income				
Subsidiaries				
– dividends			**129 095**	115 825
Life assurance subsidiaries				
– investment income	**199 460**	367 223		
– realised and unrealised surpluses on investments	**85 170**	664 281		
Investments	**5 479**	14 453		
– listed dividends	**3 866**	6 252		
– unlisted dividends	**430**	855		
– unlisted – interest	**1 183**	7 346		
Charges				
Depreciation and amortisation	**32 708**	32 662	**–**	–
– tangible assets	**14 032**	20 647		
– intangible assets	**18 676**	12 015		
Impairment of assets of international operations	**110 125**	–	**–**	–
– goodwill	**23 872**	–		
– software	**7 365**	–		
– tangible assets	**14 505**	–		
– other assets	**64 383**	–		
Operating lease charges				
– fixed property and equipment	**6 561**	21 130	**–**	–
– fixed property – discontinued operations	**9 886**	–	**–**	–
Staff costs	**250 522**	251 393	**–**	–
Staff costs – discontinued operations retrenchment	**54 585**	–	**–**	–
Remuneration to non-employees	**55 917**	99 347	**–**	–
– investment management services	**16 127**	43 853		
– consulting and outsourced technical services	**35 212**	49 161		
– actuarial services	**1 203**	2 505		
– secretarial services	**3 375**	3 828		
Auditors' remuneration	**6 747**	17 854	**–**	–
– audit fees	**4 801**	9 131		
– internal audit services outsourced	**1 093**	1 243		
– other services	**853**	7 480		
Profit on disposal of equipment and vehicles	**359**	625	**–**	–



	GROUP		COMPANY	
	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000

14 (LOSS)/PROFIT BEFORE TAXATION (continued)

14.2 Finance costs

	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
Domestic operations	**21 724**	18 490	**3 717**	3 539
Net interest paid on convertible debentures held by share incentive trust	**3 717**	–	**3 717**	3 539
Redeemable preference dividends (note 12)	**8 435**	9 325	**–**	–
Interest on bank and other short-term borrowings	**9 572**	9 165	**–**	–
International operations	**34 831**	46 200	**34 831**	46 200
Interest on 8% Equity Linked Notes	**34 831**	46 200	**–**	–
Interest paid to subsidiary	**–**	–	**34 831**	46 200
	56 555	64 690	**38 548**	49 739

14.3 Exceptional items

	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
Domestic operations				
Amortisation of goodwill	**1 266**	1 688	**–**	–
International operations	**190 277**	1 540	**16 000**	–
Impairment of assets				
– goodwill	**23 872**	1 540	**–**	–
– software	**7 365**	–	**–**	–
– tangible assets	**14 505**	–	**–**	–
– other assets	**64 383**	–	**–**	–
Other discontinuance costs	**80 152**	–	**16 000**	–
	191 543	3 228	**16 000**	–

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	Services as directors R000	Cash portion of salary R000	Retirement and medical contributions R000	Other R000	Total R000
14 (LOSS)/PROFIT BEFORE TAXATION (continued)					
14.4 Directors' emoluments					
From subsidiary companies					
9 months to 31 December 2002					
Executives					
HL Shill	60	1 162	89	119	1 430
JP Davies	53	1 036	118	218	1 425
JE Henderson	53	1 132	88	23	1 296
L Kaplan	53	849	128	45	1 075
RI Marsden (1)	–	5 275	503	14	5 792
B Nackan	53	798	148	63	1 062
	272	10 252	1 074	482	12 080
9 months to 31 December 2002					
Non-executives					
MP Adonisi	62	–	–	102	164
DC Cronjé	74	–	–	–	74
BJ du Plessis	67	–	–	–	67
DM Falck (2)	41	–	–	–	41
G Griffin	159	–	–	–	159
BM Ilsley	53	–	–	–	53
DF Mostert (3)	41	–	–	–	41
JH Postmus	53	–	–	–	53
CD Stein	67	–	–	–	67
CL van Wyk	92	–	–	–	92
T van Wyk	74	–	–	–	74
WD Winckler (4)	62	–	–	–	62
	845	–	–	102	947
	1 117	10 252	1 074	584	13 027
Year ended 31 March 2002					
Executives					
HL Shill	87	2 068	82	291	2 528
JP Davies (5)	58	1 135	76	123	1 392
JE Henderson (5)	58	868	66	56	1 048
L Kaplan (5)	58	772	118	247	1 195
RI Marsden (1)(5)	–	5 169	503	–	5 672
B Nackan	70	1 078	180	105	1 433
	331	11 090	1 025	822	13 268



14 (LOSS)/PROFIT BEFORE TAXATION
(continued)

14.4 Directors' emoluments (continued)

From subsidiary companies

Year ended 31 March 2002

Non-executives

	Services as directors R000	Cash portion of salary R000	Retirement and medical contributions R000	Other R000	Total R000
MP Adonisi	85	–	–	118	203
DC Cronjé	95	–	–	–	95
BJ du Plessis	90	–	–	–	90
DM Falck	70	–	–	–	70
G Griffin	268	–	–	–	268
BM Ilsley	70		-		70
DF Mostert	70	–	–	–	70
JH Postmus	70	–	–	–	70
CD Stein	90	–	–	–	90
CL van Wyk	122	–	–	–	122
T van Wyk	83	–	–	–	83
WD Winckler	85	–	–	–	85
	1 198	–	–	118	1 316
	1 529	11 090	1 025	940	14 584

Notes

(1) Payment made in US Dollars. Conversion to Rand done at average exchange rates

(2) Resigned on 8 November 2002

(3) Resigned on 31 October 2002

(4) Retired on 31 December 2002

(5) Appointed 30 May 2001

Directors' service contracts

RI Marsden and Sage Life Assurance of America Inc. are parties to an employment contract which provides, inter alia, that in the event of termination of his employment without cause, he will continue to be paid his base salary and employee welfare benefits for a period of 24 months. JP Davies, JE Henderson, L Kaplan and B Nackan are parties to employment contracts which provide, inter alia, that in the event of retrenchment they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

Share Options

The following options were held by directors at 31 December 2002

	Number of options	Issue date	Issue price (cents)	Expiry date
JP Davies	400 000	12 March 2002	525	12 March 2012
JE Henderson	188 900	12 March 2002	525	12 March 2012
B M Ilsley	99 500	12 March 2002	525	12 March 2012
L Kaplan	262 100	12 March 2002	525	12 March 2012
RI Marsden	141 200	12 March 2002	525	12 March 2012
B Nackan	170 200	12 March 2002	525	12 March 2012
	1 261 900			

No options were allocated or exercised during the review period (note 22.3).

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP		COMPANY	
	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
15 Taxation				
15.1 Charge for the year				
Taxation on income				
South African normal taxation				
– current – current year	**39 762**	41 865	**–**	–
– prior year	**–**	(19)	**–**	–
– deferred – current year	**–**	(680)	**–**	–
Capital gains tax	**(1 766)**	1 766		
Secondary tax on companies	**2 832**	16 738	**2 726**	16 623
Total taxation on income	**40 828**	59 670	**2 726**	16 623
Transaction and other taxes	**32 608**	40 785		
Total taxation	**73 436**	100 455	**2 726**	16 623
Transaction and other taxes relate to levies, stamp duties and non-recoverable value-added tax.				
15.2 Reconciliation of taxation rate				
Taxation as a percentage of (loss)/profit before taxation	**(47)**	(74)	**–**	4
Taxation effect of:				
– dividend and exempt income	**–**	–	**30**	16
– losses of international operating activities	**(51)**	(132)	**–**	–
– special tax situation of South African life assurance subsidiary	**26**	180	**–**	–
– non-deductible expenditure	**59**	42	**–**	14
– exceptional items	**36**	1	**–**	–
– secondary tax on companies	**1**	4	**–**	(4)
– capital gains tax	**–**	–	**–**	–
– transaction and other taxes	**6**	9	**–**	–
Standard tax rate	**30**	30	**30**	30

15.3 Future tax relief

Estimated losses available to the Group for set-off against future South African taxable income amount to R63 million (31 March 2002 – R76 million). In addition, there are losses available within the life assurance subsidiary for set-off against policyholders' income, amounting to R428 million (31 March 2002 – R324 million).

15.4 Tax losses arising on policyholder funds

Deferred tax assets have not been recognised in respect of the above on the basis that the losses might not be utilised in the foreseeable future.



	GROUP		COMPANY	
	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000

16 EARNINGS PER SHARE

16.1 Attributable loss	**(239 509)**	(254 283)		
Exceptional items	**191 543**	3 228		
Headline loss	**(47 966)**	(251 055)		
Non-recurring items	**146 114**	207 605		
Core headline earnings	**98 148**	(43 450)		
Weighted average number of ordinary shares in issue (000)	**150 273**	146 739		
Core headline earnings/(loss) per share (cents)	**65,3**	(29,6)		
Headline loss per share (cents)	**(31,9)**	(171,1)		
Attributable loss per share (cents)	**(159,4)**	(173,3)		

16.2 Earnings per share

Earnings/(loss) per share is calculated by dividing the respective earnings/(loss) by the weighted average number of ordinary shares in issue during the year

16.3 Fully diluted earnings per share

The conversion of the compulsorily convertible debentures and the exercise of share options have an anti-dilutory effect. Fully diluted headline earnings and fully diluted attributable earnings per share are therefore equivalent to headline and attributable earnings per share, respectively.

17 ORDINARY DIVIDENDS PAID

	GROUP		COMPANY	
	31 December 2002 R000	31 March 2001 R000	**31 December 2002 R000**	31 March 2001 R000
Dividends paid				
– 7 October 2002 – 25 cents per share	**24 287**	–	**24 287**	–
– 21 January 2002 – 30 cents per share	**–**	44 319	**–**	44 319
– 27 July 2001 – 81 cents per share	**–**	91 310	**–**	91 310
	24 287	135 629	**24 287**	135 629

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP		COMPANY	
	9 months 31 December 2002 R000	12 months 31 March 2002 R000	**9 months 31 December 2002 R000**	12 months 31 March 2002 R000
18 NOTES TO THE CASH FLOW STATEMENTS				
18.1 Cash generated/(utilised) by operations				
(Loss)/profit before interest and taxation	**(101 367)**	(68 763)	**(1 244 172)**	423 493
Adjustments for				
– unrealised foreign exchange (gains)/losses	**(181 513)**			
– revaluation of investments in subsidiaries	**–**	–	**1 302 733**	(309 910)
– exceptional items	**–**	–	**–**	–
– depreciation and amortisation	**32 708**	32 662	**–**	–
– impairment of assets	**110 125**	–	**–**	–
– profit on disposal of tangible assets	**(359)**	(625)	**–**	–
	(140 406)	(36 726)	**58 561**	113 583
Changes in working capital	**154 500**	(37 802)	**36 791**	83 409
Decrease in inventories	**10 249**	4 344	**–**	–
Decrease/(increase) in trade and other receivables	**23 931**	(147 016)	**3 145**	72 855
Increase in trade and other payables	**62 136**	100 958	**11 782**	10 554
Increase in provisions	**58 184**	3 912	**21 864**	–
Cash generated/(absorbed) by operations	**14 094**	(74 528)	**95 352**	196 992
18.2 Taxation paid				
Amounts unpaid at beginning of year	**(12 606)**	(51 184)	**(365)**	(646)
Amounts charged to income statement	**(73 436)**	(100 455)	**(2 726)**	(16 623)
Amounts unpaid at end of year	**36 911**	12 606	**–**	365
	(49 131)	(139 033)	**(3 091)**	(16 904)
18.3 Dividends paid				
Ordinary dividends paid	**(24 287)**	(135 629)	**(24 287)**	(135 629)
Preference dividends paid	**(8 151)**	(18 687)	**–**	(8 142)
	(32 438)	(154 316)	**(24 287)**	(143 771)
18.4 Decrease/(increase) in financial assets				
Valuation at beginning of year	**53 200**	58 702	**12 339**	5 564
Adjustment for non-cash movements	**–**	(344)	**–**	–
Valuation at end of year	**(28 023)**	(53 200)	**(2 906)**	(12 339)
	25 177	5 158	**9 433**	(6 775)
18.5 Decrease in investments in subsidiaries				
Decrease/(increase) in investments in subsidiaries			**(50 168)**	462 664
Non-cash movement			**–**	–
			(50 168)	462 664



19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In common with all other businesses, the Group is exposed to financial risks. These risks are managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the Board of Directors and various board committees including the Group Audit Committee, Investment Management Committee, Valuation Committee and Risk Management Committee.

The more important financial risks to which the Group is exposed are described below.

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

All Group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim of maximising returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market related business where policyholder benefits are linked to the performance of underlying assets. Monitoring takes place on a regular basis having regard to mandate instructions, if any, to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets and that a suitable match of assets exists for all other liabilities.

The risk of not adequately diversifying investments could result in the value of investments being inordinately affected by changes in market prices.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates.

The Group is exposed to interest rate risks in three areas:

- where changes in market interest rates cause fluctuations in the value of financial instruments. This in essence forms part of the market risk detailed above.
- where the Group has borrowed funds at floating interest rates at 31 December 2002. This applies to redeemable preference shares issued by subsidiaries of R 91 million (note 12), and short term borrowings totalling R107,9 million.
- where the Group has investments in portfolios that are not perfectly matched to the corresponding portfolio liabilities.

Currency risk

Currency risk is the risk that the Rand value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group' s exposure to currency risk arises primarily from foreign investments made for the benefit of shareholders and non-linked policyholders and the issue of equity linked notes, denominated in US$. It is the Group's policy to hedge currency risk where appropriate.

The policyholder liabilities of the Group's international subsidiaries are matched by assets in the same currency, thereby limiting exposure to currency risks.

Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise its exposure to this risk, the Group deals only with well established financial institutions of high credit standing and transactions are monitored in accordance with parameters established by the Board and Investment Management Committee.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty or to the restructuring of repayment terms where appropriate.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. In terms of the company's Articles of Association, the borrowing powers of the Company are unlimited.

According to the terms and conditions of the Equity Linked Notes issue, however, neither the Company nor Sage Life Limited may create any form of encumbrance to secure any indebtedness represented by instruments that are listed or capable of being listed, as long as the Notes remain outstanding.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

These risks are monitored by the Board and relevant committees.

Underwriting risk

Underwriting risk is the risk that actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage this risk are in operation and include:

- reports by the statutory actuary on the actuarial soundness of premium rates in use and the profitability of the business.
- rate tables are approved and authorised by the statutory actuary prior to issue.
- mortality and morbidity experience is constantly monitored.
- applications for risk cover in excess of specified limits are subject to laid down procedures for review and testing where applicable.
- catastrophe insurance is in place for single-event disasters.
- all risk related liabilities above a certain retention limit are reinsured.

Capital adequacy risk

Capital adequacy risk relates to the risk that there are insufficient reserves to provide for adverse variations in actual future experience compared with assumptions made in the financial soundness valuation.

Statutory adequacy requirements amounting to R438,1 million (31 March 2002 – R462,9 million) were covered 1,5 times at 31 December 2002 (31 March 2002 – 3,9 times).

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

20 RELATED PARTY INFORMATION

During the year, the Group conducted normal business transactions with related parties. These transactions are governed by terms no less favourable than those arranged with unrelated parties.

Subsidiary companies

Material subsidiaries are detailed on page 64 and income from and investments in subsidiaries are disclosed in notes 14 and 4 respectively.

Assets under management

Sage Unit Trusts Limited manages the Group's unit trusts' assets on an arm's length basis. At 31 December 2002 these assets under management totalled R5,1 billion (31 March 2002 – R5,5 billion).

The Group's life assurance operations manage assets on behalf of its policyholders on an arm's length basis. At 31 December 2002 policyholder funds totalled R9,5 billion (31 March 2002 – R9,1 billion).

Directors

Details relating to directors' emoluments and shareholdings in the Company are disclosed in note 14, the statement on corporate governance and the directors' report.

There were no material transactions with directors or their families during the year.

Shareholders

The principal shareholders of the Company are detailed in the Directors' report.

Transactions occurring between Sage companies and ABSA Group Limited were normal financial services transactions ("ABSA") carried out on an arm's length basis.

The consortium members including the Group, who controlled approximately 46% of ABSA, concluded agreements for the unbundling of Universa (Pty) Limited and the future of the ABSA shareholding relationships during the review period.

Sage elected to withdraw from the ABSA shareholders' agreement and does not participate in the new ABSA shareholding pool. Instead, the Group opted for the absolute flexibility and liquidity which it considers desirable for the effective management of its direct shareholder and policyholder investments in ABSA shares. Sage has maintained the excellent business relationship it has built up with ABSA over the last decade independently of its ABSA shareholding. In its turn, ABSA continues to be a substantial shareholder in Sage, is represented on its board and has committed to support the planned capital raising exercise.

In respect of the interim dividend paid on 7 October 2002, holders of 51% of the issued ordinary shares in Sage Group Limited, including the major shareholders, elected in terms of an agreement to receive capitalisation shares or to subscribe for new ordinary shares.

21 CONTINGENCIES AND COMMITMENTS

	GROUP		COMPANY	
	31 December 2002 R000	31 March 2002 R000	**31 December 2002 R000**	31 March 2002 R000
21.1 Guarantees furnished in respect of performance guarantees, mortgages, and municipal services relating to property activities from which it is anticipated that no material liabilities will arise.	**6 566**	5 155	**–**	–
21.2 Guarantee relating to equity linked notes on behalf of subsidiary (note 10)	**–**	–	**558 350**	739 863
21.3 *Future operating lease charges for premises*				
– payable within one year	**3 592**	19 681		
– payable in two to five years	**8 694**	64 857		
	12 286	84 538		
21.4 Guarantee in respect of overdraft facilities of subsidiary companies			**97 551**	105 000

21.5 Pending legal matters

- *claim for $1 million by a former employee of the international operations.*
- an action opposing the merger of the Sage Group pension funds.
- claim by the South African Revenue Services relating to the PAYE deductions on commission payments.
- disputed policyholder claims totalling R4 million.

The directors and their legal advisors are of the opinion that no material liabilities will arise from the above actions.



	GROUP	
	31 December 2002 R000	31 March 2002 R000

22 EMPLOYEE BENEFITS

22.1 Number of employees

The number of employees of the Group at 31 December 2002 totalled 1616 excluding 70 employees from the discontinued international operations (31 March 2002 – 1690)

22.2 Retirement benefit information

The Group provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and a defined contribution fund. These funds are governed by the Pension Funds Act, 1956.

Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. The most recent valuation, at 1 January 2001, reflected the scheme to be in a sound financial position. If deficits were to arise they would be funded by the Group.

	31 December 2002 R000	31 March 2002 R000
Change in defined benefit funded obligation		
Present value of funded obligation at beginning of period	**235,8**	204,8
Service cost benefits earned during the period	**13,7**	16,3
Interest cost on projected benefit obligation	**23,9**	24,1
Benefits paid	**(8,2)**	(9,4)
Actuarial gains or losses	**–**	–
Present value of funded obligation at end of period	**265,2**	235,8
Change in plan assets		
Fair value of plan assets at beginning of period	**295,9**	242,8
Expected return on plan assets	**31,1**	29,7
Contributions received [(1)]	**10,1**	9,4
Benefits paid	**(8,2)**	(9,4)
Actuarial gains	**(31,3)**	23,4
Fair value of plan assets at end of period	**297,6**	295,9
Fund excess (not recognised) [(2)]	**32,4**	60,1

[(1)] Actual contributions received were R12,7 million and expenses and risk premiums paid were R2,6 million.

[(2)] No asset has been recognised in respect of the surplus as its apportionment has still to be determined in terms of the Pension Funds Second Amendment Act, 39 of 2001.

	31 December 2002 R000	31 March 2002 R000
Expected return on plan assets	**31,1**	29,7
Actuarial gain on plan assets	**(31,3)**	23,4
Actual return on plan assets	**(0,2)**	53,1
Investments in employer		
Sage Group Limited – ordinary shares	**0,6**	2,4

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	GROUP	
	31 December 2002 R000	31 March 2002 R000
22 EMPLOYEE BENEFITS (continued)		
22.2 Retirement benefit information (continued)		
Expenses recognised in the income statement		
Service cost	**13,7**	16,3
Interest cost	**23,9**	24,1
Less expected returns	**(31,1)**	(29,7)
Total included in staff costs	**6,5**	10,7
Principal actuarial assumptions	**%**	%
Discount rate	**10,75**	13,5
Expected rate of return	**11,30**	14,0
Expected rate of salary increases	**8,75**	11,5
Expected rate of pension increases	**5,75**	8,5

Defined contribution fund

The defined contribution fund covers the majority of sales employees of the Group. The scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R2,7 million to the fund during the period (2002 – R3,3 million).

Post retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the Group has no further obligations for post retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

22.3 Share incentive scheme

The Group operates and maintains an executive share incentive scheme in terms of which convertible debentures in Sage Group Limited, one cent paid, are available for allocation to management and other employees. The debentures are compulsorily convertible into ordinary shares on a one-for-one basis over a maximum period of seven years from date of allocation. The scheme is fully funded by the company and its relevant subsidiaries.

A share incentive scheme, established in the 1999 financial year to facilitate broader equity participation by management and staff, provides for the purchase of existing ordinary shares in Sage Group Limited (jointly funded by participants and the company), and for share options conferring the right on the holder to subscribe for or purchase ordinary shares in the company at the option price.

In terms of the rules of the schemes, the total number of shares, debentures and share options which may be utilised for the purposes of the schemes shall not, without the prior authority of the company in a general meeting, exceed 11 000 000 from time to time. At 31 December 2002 a total of 9 547 786 debentures, ordinary shares and options were held by participants in the schemes, allocated at prices ranging from 270 cents to 2 435 cents per debenture, share or option, leaving 1 452 214 available for future utilisation.



22 EMPLOYEE BENEFITS (continued)

22.3 Share incentive scheme (continued)

	Debentures	Shares	Options	Total
Details are as follows:				
Held by participants at beginning of period	1 191 766	4 487 963	3 576 400	9 256 129
Issued/allocated	81 142	296 957	200 000	578 099
Repurchased/cancelled		(26 242)	(260 200)	(286 442)
Held by participants at end of period	1 272 908	4 758 678	3 516 200	9 547 786
Maximum available for scheme				11 000 000
Available for future allocation				1 452 214
Exercise price of allocated options (cents)				525
Expiry date of options				12 March 2012

	31 December 2002 R000
Loans by group companies to share schemes	**81 158**
Market value of securities held	**13 137**
Provisions raised by group companies	**68 021**

Of this provision R57,7 million was raised in the current period.

Subsequent to the year end the directors have resolved in terms of the current share scheme rules that:

- effective 1 January 2003 the Sage share incentive trusts will repurchase 50% of the participants' holdings at prices at which they were originally acquired by the participants; and
- the trusts may in their discretion and with the approval of directors, subsequently purchase the remaining 50% of the participants' scheme shares by agreement with the participants.

23 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to provide a more meaningful comparison.

24 SEGMENTAL REPORTING

Group segmental reporting – 31 December 2002	Life assurance SA R000	Unit trusts SA R000	Other SA R000	Discontinued international R000	Total R000
Assets					
Tangible assets	20 935	990	620	–	22 545
Intangible assets	50 180	4 100	15 617	–	69 897
Financial assets	–	18 509	9 514	–	28 023
Investments of life assurance subsidiaries	6 961 022	–	–	2 942 989	9 904 011
Current assets	451 924	7 285	36 424	167 865	663 498
Inventories	–	292	5 798	–	6 090
Trade and other receivables	243 686	5 866	20 251	76 637	346 440
Cash and cash equivalents	208 238	1 127	10 375	91 228	310 968
	7 484 061	30 884	62 175	3 110 854	10 687 974

Sage Group Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

Group segmental reporting – 31 December 2002	Life assurance SA R000	Unit trusts SA R000	Other SA R000	Discontinued international R000	Total R000
24 SEGMENTAL REPORTING (continued)					
Liabilities					
Equity linked notes	–	–	558 350	–	558 350
Long-term assurance funds	6 683 536	–	–	2 823 392	9 506 928
Current liabilities	299 371	12 304	271 332	195 075	778 082
Provisions and payables	273 029	9 170	67 908	192 165	542 272
Interest-bearing borrowings	–	–	107 899	–	107 899
Redeemable preference shares issued by subsidiaries	–	–	91 000	–	91 000
Taxation	26 342	3 134	4 525	2 910	36 911
	6 982 907	12 304	829 682	3 018 467	10 843 360
Revenue					
Premium income	1 188 731	–	11 082	152 061	1 351 874
Investment income	197 377	666	4 700	2 083	204 826
Rentals	17 223	–	6 454	–	23 677
Fees	529	30 025	2 031	2 437	35 022
Realised and unrealised capital gains	89 694	–	8 720	(4 524)	93 890
Unit trust sales	–	18 797	–	–	18 797
Commissions	–	–	2 458	83 166	85 624
Total income	1 493 554	49 488	35 445	235 223	1 813 710
Outgo	(1 319 391)	(34 333)	(54 343)	(417 689)	(1 825 756)
Outgo – benefits paid	(963 705)	–	(6 464)	(129 353)	(1 099 522)
Outgo – sales remuneration	(188 624)	(2 267)	(1 065)	(61 945)	(253 901)
Transfers from/(to) long-term insurance funds	5 167	–	–	–	5 167
Operating expenses	(172 229)	(32 066)	(46 814)	(226 391)	(477 500)
	174 163	15 155	(18 898)	(182 466)	(12 046)
International minority interest	–	–	–	(8 151)	(8 151)
Forex adjustment	–	–	–	102 223	102 223
Finance costs	–	–	(21 724)	(34 831)	(56 555)
Taxation	(62 842)	(4 602)	(5 993)	–	(73 437)
Exceptional items	–	–	(1 266)	(190 277)	(191 543)
Attributable earnings	111 321	10 553	(47 881)	(313 502)	(239 509)
Capital expenditure					
Tangible assets	6 828	494	139	326	7 787
Intangible assets	29 242	27	–	1 169	30 438
Depreciation	6 238	250	135	7 409	14 032
Amortisation	10 742	809	1 266	5 859	18 676
Cash flows (discontinued only)					
Operating activities				(154 747)	
Financing activities				–	
Investment activities				(1 495)	
Investment activities – life assurance				54 158	
31 March 2002					
Assets					
Tangible assets	22 517	763	619	21 588	45 487
Intangible assets	31 825	4 882	40 755	12 055	89 517
Financial assets	–	17 561	35 639	–	53 200
Investments of life assurance subsidiaries	6 953 401	–	–	2 546 060	9 499 461



24 SEGMENTAL REPORTING (continued)

Group segmental reporting – 31 March 2002	Life assurance SA R000	Unit trusts SA R000	Other SA R000	Discontinued international R000	Total R000
Assets (continued)					
Current assets	419 787	13 464	67 368	332 412	833 031
Inventories	–	4 127	12 212	–	16 339
Trade and other receivables	264 225	6 182	25 247	139 100	434 754
Cash and cash equivalents	155 562	3 155	29 909	193 312	381 938
	7 427 530	36 670	144 381	2 912 115	10 520 696
Liabilities					
Equity linked notes	–	–	739 863	–	739 863
Long-term assurance funds	6 688 704	–	–	2 372 305	9 061 009
Current liabilities	326 703	21 670	226 642	47 140	622 155
Provisions and payables	315 096	20 857	37 709	48 290	421 952
Interest-bearing borrowings	–	–	79 097	–	79 097
Redeemable preference shares issued by subsidiaries	–	–	108 500	–	108 500
Taxation	11 607	813	1 336	(1 150)	12 606
	7 015 407	21 670	966 505	2 419 445	10 423 027
Revenue					
Premium income	1 609 582	–	2 337	118 620	1 730 539
Investment income	311 966	497	19 739	3 898	336 100
Rentals	20 348	–	7 678	–	28 026
Fees	582	34 433	1 094	31 829	67 938
Realised and unrealised cap gains	444 943	–	(9 423)	106 408	541 928
Unit trust sales	–	38 900	–	–	38 900
Commissions	–	–	3 941	104 548	108 489
Total income	2 387 421	73 830	25 366	365 303	2 851 920
Outgo	(2 286 605)	(54 141)	(42 703)	(487 945)	(2 871 394)
Outgo – benefits paid	(1 072 439)	–	(613)	(125 560)	(1 198 612)
Outgo – sales remuneration	(254 683)	(3 501)	(1 984)	–	(260 168)
Transfers from/(to) long-term insurance funds	(738 118)	–	–	–	(738 118)
Operating expenses	(221 365)	(50 640)	(40 106)	(362 385)	(674 496)
	100 816	19 689	(17 337)	(122 642)	(19 474)
Foreign reference dividend and international minority interest	–	–	–	(18 687)	(18 687)
Forex adjustment	–	–	8 226	(55 975)	(47 749)
Finance costs	–	–	(18 490)	(46 200)	(64 690)
Taxation	(78 077)	(5 803)	(16 575)	–	(100 455)
Exceptional items	–	–	(1 688)	(1 540)	(3 228)
Attributable earnings	22 739	13 886	(45 864)	(245 044)	(254 283)
Capital expenditure					
Tangible assets	10 046	133	129	16 011	26 319
Intangible assets	10 029	430	–	14 318	24 777
Depreciation	7 648	228	187	12 584	20 647
Amortisation	1 081	1 200	3 229	6 505	12 015
Cash flows (discontinued only)					
Operating activities				(262 934)	
Financing activities				297 486	
Investment activities				(30 329)	
Investment activities – life assurance				28 614	

Sage Group Limited

INTEREST IN MATERIAL SUBSIDIARIES

AT 31 DECEMBER 2002

	Issued share capital		Proportion held directly or indirectly by holding company		Fair value of shares		Amounts owing to/(by) company (net of provisions)	
	31 Dec 2002 R	31 Mar 2002 R	31 Dec 2002 %	31 Mar 2002 %	31 Dec 2002 R000	31 Mar 2002 R000	31 Dec 2002 R000	31Mar 2002 R000
INSURANCE AND FINANCIAL SERVICES								
Sage Life Ltd	9 800 000	9 800 000	100,0	100,0	1 331 774	2 528 015	(142)	910
FPS Ltd	78 200	78 200	100,0	100,0	–	–	–	–
Sage Management Services (Pty) Ltd	10	10	100,0	100,0	–	–	–	–
Sage Unit Trusts Ltd	783 000	783 000	100,0	100,0	–	–	–	–
Sage Specialised Insurances (Pty) Ltd	200	200	100,0	100,0	–	–	–	–
Sage Investment Trust Ltd	2 625 000	2 625 000	100,0	100,0	–	–	–	2 145
Other	–	–	–	–	15	15	(41)	(41)
FOREIGN REGISTERED COMPANIES								
Sage Holdings USA Inc (USA)	USD37 500	USD37 500	100,0	100,0	–	–	–	–
Sage Insurance Group Inc, (USA)	USD4 643 525	USD4 643 525	100,0	100,0	–	–	–	–
Sage Life Holdings of America Inc,	USD1 000	USD1 000	90,1*	90,1	–	–	–	–
Sage Life Assurance of America Inc (USA)	USD2 500 000	USD2 500 000	100,0	100,0	–	–	–	–
Sage Life (Bermuda) Ltd (Bermuda)	USD 4 770 000	USD 4 770 000	100,0	100,0	–	–	–	–
Sage International Finance Ltd (BVI)	USD 1 000	USD 1 000	100,0	100,0	–	–	(558 350)	(526 422)
PROPERTY								
SMH Land Development (Pty) Ltd	12	12	100,0	100,0	–	–	–	–
Townhomes (Pty) Ltd	1 000	1 000	100,0	100,0	–	–	–	–
COMPANIES TO BE DEREGISTERED								
Sage Life Holdings Ltd	82 503	82 503	100,0	100,0	705 754	753 249	(705 754)	(753 249)
Sage Holdings Ltd	30 353 781	30 353 781	100,0	100,0	106 582	132 190	66 491	62 082
Sage Property Holdings Ltd	5 715 530	5 715 530	100,0	100,0	–	–	–	–
					2 144 125	3 413 469	(1 197 796)	(1 214 575)

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

* While Sage holds 90,1% of the voting rights it is entitled to 100% of the profits or losses.

A complete list of all subsidiary companies is available for inspection at the registered office of the company. The attributable interest of the company in the profits and losses after taxation of its subsidiaries for the period ended 31 December 2002 is as follows :

Profits – R128 692 000 (31 March 2002 – R31 248 000)

Losses – R26 870 000 (31 March 2002 – R17 337 000)

Discontinued losses – R230 744 000 (31 March 2002 – R178 617 000)




Life

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

Index


SL

CERTIFICATE FROM THE COMPANY SECRETARY

In terms of section 268G(d) of the Companies Act in South Africa, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the period ended 31 December 2002 all such returns as are required of a public company in terms of the Companies Act in South Africa, as amended, and that all such returns are true, correct and up to date.

C.S. Cant

CS Cant
Company Secretary

18 March 2003

RESPONSIBILITY FOR AND APPROVAL OF THE FINANCIAL STATEMENTS

The directors of the company are responsible for the preparation of the financial statements of the company set out on pages 72 to 86 which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice.

The Group audit committee, which consists of six non-executive directors and two ex-officio members (comprising of the Group chairman and the chairman of the Group risk management committee), meets at least four times a year with the external and internal auditors, executive management and the statutory actuary. The primary responsibilities of the Group audit committee are to evaluate matters concerning accounting policies, internal control, auditing and financial reporting, risk management and compliance. Both the external and internal auditors have unrestricted access to the chairman of the Group audit committee as well as to all records, assets and personnel of the Group.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies supported by reasonable and prudent judgements and estimates and fairly present the state of affairs of the company. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the period under review.

The directors are of the opinion that the company is financially sound and operates as a going concern. The financial statements have accordingly been prepared on this basis.

Against this background, the directors of the company accept responsibility for the financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice, which were approved by the board of directors on 18 March 2003 and are signed on its behalf by

HL Shill
Chairman

G Griffin
Director

18 March 2003



Sage Life Limited

REPORT OF THE INDEPENDENT AUDITORS

To the member of Sage Life Limited

We have audited the financial statements set out on pages 72 to 86 for the period ended 31 December 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion these financial statements fairly present, in all material respects, the financial position of the company at 31 December 2002 and the results of its operations and cash flows for the period then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.



Grant Thornton Kessel Feinstein
Chartered Accountants (SA)
Registered Accountants and Auditors



KPMG Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
18 March 2003

REPORT BY THE STATUTORY ACTUARY

I have conducted an actuarial valuation of the policy liabilities of Sage Life Limited, as at 31 December 2002, on bases consistent with the value of the corresponding assets. The valuation was conducted in accordance with the applicable guidelines of the Actuarial Society of South Africa for financial soundness valuations.

Based on this valuation, in my opinion, Sage Life Limited was financially sound and is likely to remain financially sound for the foreseeable future. The report, read together with the financial statements, fairly presents the financial position of the company as at 31 December 2002.



JE Henderson
BSc (Hons) FIA, FASSA, ASA
Statutory Actuary

18 March 2003

Sage Life Limited

STATEMENT OF ACTUARIAL VALUE OF ASSETS AND LIABILTIES

Financial soundness		31 December 2002 R000	31 March 2002 R000
Assets			
Total value of assets per balance sheet		**7 654 743**	8 799 069
Less: Liabilities		**6 983 000**	7 015 041
Actuarial value of policy liabilities		**6 683 536**	6 688 704
Current liabilities per the balance sheet		**299 464**	326 337
Excess of assets over liabilities		**671 743**	1 784 028
Represented by			
Share capital		**9 800**	9 800
Share premium		**319 143**	704 704
Distributable reserves		**342 800**	1 069 524
Shareholder's funds		**671 743**	1 784 028
Capital adequacy requirement		**438 073**	462 929
Ratio of excess assets to capital adequacy requirement		**1,5**	3,9
The (decrease)/increase in excess assets has arisen as follows:			
Net operating profit		**128 294**	38 033
Operating profit before taxation		**105 567**	67 120
Changes in valuation basis		**22 727**	(29 087)
Shareholder's funds		**(1 240 579)**	180 100
Domestic operations excess assets	– income	**29 083**	51 823
	– realised gains	**2 676**	4 086
	– unrealised losses	**(155 305)**	(93 267)
International operations	– realised losses	**(1 028 946)**	–
	– unrealised gains	**–**	307 399
Change in capital		**(35)**	67 026
Expenses		**(2 818)**	(14 180)
Taxation		**(30 234)**	(17 787)
Dividends		**(55 000)**	(125 000)
Total (decrease)/increase in excess assets		**(1 112 285)**	218 133



Sage Life Limited

NOTES TO THE STATEMENT OF ACTUARIAL VALUE OF ASSETS AND LIABILITIES

1 NOTES TO THE STATEMENT OF ACTUARIAL VALUE OF ASSETS AND LIABILITIES

1.1 Valuation of assets

The value of the assets was as stated in the balance sheet.

1.2 Valuation of policy liabilities

The valuation of the policy liabilities was performed using the Financial Soundness Valuation method and was conducted in accordance with PGN104. The valuation of the policy liabilities was conducted on a basis consistent with the valuation of the assets.

The assumptions regarding future experience were based on best estimates of future experience suitably adjusted to provide margins and not to recognise profits prematurely.

The best estimates of future experience were determined as follows:

- The gross valuation rate of discount was determined based on market interest rates at the valuation date and the asset mix of the fund. Unless indicated, the gross valuation rate of discount was 12,00% (March 2002: 14,25%).
- Expense assumptions were set at a level consistent with those incurred during the last financial year. Renewal expenses were assumed to inflate at 6,75% pa (March 2002: 8,5%). This is calculated as 4% lower than the rate for fixed interest securities. Reducing the inflation gap from 5% to 4% increased the liabilities by R34,6 million.
- Mortality assumptions reflect the experience covering the period March 2001 to March 2002 and trends from prior years' investigations, and allow for deteriorating AIDS mortality in line with the model produced by the Actuarial Society of South Africa. The change in the base mortality and the AIDS mortality lead to a decrease in liabilities of R6,3 million and R51,0 million respectively.
- Withdrawal rate assumptions were unchanged from those used in March 2002. These were lower than those indicated in the March 2002 to December 2002 investigation, but were consistent with the expectation of an improvement in persistency. The improvement in persistency is expected to arise due to the implementation of a call centre and through various sales force initiatives. Recent lapse rates were higher than normal because of the cessation of Persal stop order business, which are not expected in the future.
- The gross valuation rate of discount was assumed to be taxed in accordance with Section 29A of the Income Tax Act and the Tax on Retirement Annuity Funds Act. Allowance was made for Capital Gains Tax in accordance with the Eighth Schedule of the Income Tax Act. Sage Life currently has an assessed tax loss in both individual and company policyholder tax funds. This tax loss was not fully allowed for in calculating liabilities.

Policy liabilities were calculated as:

- Individual business where benefits are dependent on the performance of underlying investment portfolios (including SmoothBonus business) – the policyholders' fund accounts at the valuation date (allowing for vesting and non-vesting bonuses, at the rates declared following the valuation, for SmoothBonus business), reduced by the discounted present value of the expected future risk and expense charges, and increased by the discounted present value of the expected future risk benefits and expenses. Allowance was made for future performance at the level supported by the rate of discount, after the deduction of management charges and taxation.
- Conventional business – the discounted present value of the expected future benefit payments and expense outgo less the expected future gross premiums. Allowance was made for bonuses, where applicable, at the rates declared following the valuation. The gross valuation rate of discount for conventional business was 11,50% (March 2002: 13,50%).
- Guaranteed Option business – the discounted present value of the expected future benefit payments and expense outgo. The gross valuation rate of discount was 11,62% (March 2002: 13,15%).
- Immediate Annuity business – the discounted present value of the expected future annuity instalments and expense outgo. The gross valuation rate of discount was 10,75% (March 2002: 13,50%).
- Employee Benefits business (market-related and Deposit Administration) – the investment accounts, including vesting and non-vesting bonuses at the rates declared following the valuation. For Deposit Administration business, this was reduced by the discounted present value of the difference between management fees and expected future expenses, but subject to a minimum of 95% of the investment accounts.
- For certain minor classes of business, liabilities were determined by using approximate valuation methods.

The liabilities allow for planned margins as prescribed in PGN104 and the assumptions above exclude all margins. In addition, the gross valuation rate used to discount the liabilities was reduced by 0,25% and for the Harmony and Bermuda recurring premium classes of business negative reserves were eliminated.

No allowance was made for management action in calculating the Financial Soundness liabilities. For example, Sage Life has the option to increase mortality charges, in the event of deterioration in mortality experience, and expense charges on certain classes of market-related business.

1.3 Capital adequacy requirements

The capital adequacy requirements were calculated in accordance with PGN104.

The following main assumptions were used to calculate the investment resilience capital adequacy requirement:

- A decline of 30% in equity asset values, 15% in property values and 16% in fixed interest asset values (as a result of a 3% increase in fixed interest yields) would occur.
- That 50% of the above fall will be passed onto policyholders by the reduction of bonuses. This reduces the capital adequacy requirement by R101 million.
- For the AIDS fluctuation capital adequacy requirement, it was assumed that future mortality charges would be increased, in line with policy conditions, to cover the increased AIDS deaths. This reduces the capital adequacy requirement by R2,3 million.

Sage Life Limited

NOTES TO THE STATEMENT OF ACTUARIAL VALUE OF ASSETS AND LIABILITIES

CONTINUED

I certify that the off-setting management actions assumed above have been approved by specific resolution by the board of directors and that I am satisfied that these actions will be taken if the corresponding risks materialise.

For the purposes of grossing up the intermediate ordinary capital adequacy requirement, to determine the ordinary capital adequacy requirement, it was assumed that the assets backing the requirement were fully invested in equities.

The ordinary capital adequacy requirement exceeded the termination capital adequacy requirement, and thus the capital adequacy requirement has been based on the ordinary capital adequacy requirement.

2 EMBEDDED VALUE

2.1 Introduction

The embedded value is determined by adding to the excess of the assets over the Financial Soundness liabilities, the present value of the expected future after-tax profits likely to arise from business already written, net of the cost of capital held in relation to the business.

The cost of capital held in relation to the business is the present value of the difference between the risk discount rate and the expected investment return, which will be earned on the capital adequacy requirement over the life of the in-force business.

2.2 Embedded value of in-force business

	31 December 2002 R000	31 March 2002 R000
Shareholder's net assets	**671 743**	1 784 028
Value of future profits	**660 031**	743 989
Value of the life business in force	**684 235**	780 989
Cost of capital	**(24 204)**	(37 000)
Embedded value	**1 331 774**	2 528 017
Risk discount rate	**12,75%**	15,50%

2.3 Value of new business

The value of new business is the value at the point of sale of business sold during the period.

		9 months 31 December 2002 R000		12 months 31 March 2002 R000
Value of future profits		**42 432**		72 037
Cost of capital		**(2 108)**		(6 180)
Value of new business		**40 324**		65 857
New business premiums	**Recurring R000**	**Single R000**	**Recurring R000**	**Single R000**
Individual business	234 435	288 070	320 704	423 674
– automatic increases	(52 076)	–	(64 675)	–
Employee benefits business	65 686	72 586	66 079	156 356
– automatic increases	(26 755)	–	(32 249)	–
New premiums included	221 290	360 656	289 859	580 030
Excluded new premiums				
Individual Bermuda branch	–	246 368	–	767 080
Automatic increases	78 831	–	96 924	–
Total new premiums	300 121	607 024	386 783	1 347 110
Premiums included as recurring plus 10% of single premium		257 356		347 862
Margin		15,7%		18,9%

2.4 Analysis of embedded value movement

	9 months 31 December 2002 R000	12 months 31 March 2002 R000
Embedded value at end of period	**1 331 774**	2 528 017
Change in capital	**35**	(67 026)
Dividend declared	**55 000**	125 000
Embedded value at start of period	**(2 528 017)**	(2 165 044)
Embedded value earnings	**(1 141 208)**	420 947



2.4 Analysis of embedded value movement (continued)

	9 months 31 December 2002 R000	12 months 31 March 2002 R000
Components of embedded value		
New business	**40 324**	65 857
Expected return	**91 089**	89 311
Operating experience variations	**94 900**	18 101
Operating assumption changes	**(135 516)**	(31 250)
	90 797	142 019
Investment return on shareholder's funds		
Domestic operations – income	**29 083**	51 077
– capital gains	**(152 629)**	(88 435)
International operations	**(1 028 946)**	307 399
Taxation and expenses	**(33 052)**	(31 967)
Economic assumption changes	**(46 461)**	40 854
	(1 232 005)	278 928
Embedded value earnings	**(1 141 208)**	420 947

The operating experience variations of R94,9 million arose mainly from better mortality and premium increase take-up rates than those assumed.

The operating assumption changes of R135,5 million are in respect of the change in base mortality and AIDS assumptions, and the reduction in the inflation gap.

2.5 Sensitivity to risk discount rate and other assumptions

	Value of in-force business R000	Change R000	Value of new business R000	Change R000
Base value	**660 031**		**40 324**	
Risk discount rate increases by 1% to 13,75% [(1)]	604 304	(55 727)	33 421	(6 903)
Withdrawal rates reduce by 10%	694 006	33 975	46 190	5 866
Renewal expenses reduce by 10%	695 457	35 426	45 019	4 695
Expense inflation reduces from 6,75% to 5,75%	681 327	21 296	43 523	3 199
Mortality experience improves by 5%	715 531	55 500	48 182	7 858
Future investment returns reduce by 1% [(2)]	576 390	(83 641)	33 986	(6 338)

Shareholder's net assets are insensitive to variations in the assumptions in respect of future values.
The change in cost of capital, included above, where applicable was:
(1) R17,8 million increase in respect of in-force business and R1,5 million increase for new business
(2) R1,7 million decrease in respect of in-force business and R0,1 million decrease for new business

2.6 Assumptions

Assumptions regarding mortality, morbidity, withdrawals, expenses, expense inflation and increases in the premiums, under policies with automatic premium updates, were based on the company's recent experience and on best estimates of future expected experience, without prescribed margins. It was assumed that no Secondary Tax on Companies will be payable in terms of Section 64B of the Income Tax Act, as Sage Life is a wholly owned subsidiary of Sage Group.

The assumed pre-tax investment returns by major asset classes, and assumed expense inflation were:

	31 Dec 2002 %pa	31 Mar 2002 %pa
Equities	**12,75**	15,50
Property	**11,75**	14,50
Fixed interest securities	**10,75**	13,50
Cash	**8,75**	11,50
Expense inflation	**6,75**	8,50

3 INDEPENDENT REVIEW

B&W Deloitte Southern Africa international consulting actuaries, a part of Deloitte & Touche, reviewed the overall Financial Soundness and embedded valuation approach. They confirmed that the calculations, assumptions, methodology used and disclosure were in accordance with applicable guidance notes (viz PGN103, PGN104, PGN105 (latest draft) and PGN107) and that they were applied consistently at each valuation. This review did not extend to the value of the assets.

Sage Life Limited

BALANCE SHEET

AT 31 DECEMBER 2002

	Note	December 2002 R000	March 2002 R000
ASSETS			
Financial assets	2	**7 114 183**	8 304 849
Tangible assets	4	**20 935**	22 516
Intangible assets	5	**50 180**	31 826
Current assets		**469 445**	439 878
Trade and other receivables		**243 642**	261 574
Net amounts due by holding, subsidiary and fellow subsidiary companies		**17 566**	22 742
Cash and cash equivalents		**208 237**	155 562
Total assets		**7 654 743**	8 799 069
EQUITY AND LIABILITIES			
Shareholder's funds	6	**671 743**	1 784 028
Long-term assurance fund	7	**6 683 536**	6 688 704
Current liabilities		**299 464**	326 337
Trade and other payables		**273 029**	313 821
Taxation		**26 343**	11 607
Net amounts due to holding, subsidiary and fellow subsidiary companies		**92**	909
Total equity and liabilities		**7 654 743**	8 799 069



Sage Life Limited

INCOME STATEMENT

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

	Note	9 months December 2002 R000	12 months March 2002 R000
Income			
Premium income	11	**1 188 731**	1 609 582
Investment income	12	**228 130**	341 074
Realised and unrealised net (deficit)/surpluses on financial assets	13	**(1 083 290)**	671 121
		333 571	2 621 777
Outgo			
Policyholder benefits	14	**963 705**	1 072 439
Sales remuneration	15	**188 624**	254 684
Marketing, sales and administration expenses		**180 818**	202 352
Taxation	16	**62 842**	78 077
		1 395 989	1 607 552
(Shortfall)/excess of income over outgo		**(1 062 418)**	1 014 225
Net transfer from/(to) long-term assurance fund	7	**5 168**	(738 118)
Shareholder's (deficit)/surplus	17	**(1 057 250)**	276 107

Analysis of shareholder's (deficit)/surplus

Operating surplus		**128 294**	38 033
Return on shareholder's funds		**(1 185 544)**	238 074
(Loss on disposal)/revaluation of investment in international assurance operations		**(1 028 946)**	307 399
– net forex translation differences		**(183 647)**	183 647
– cost of investment		**(385 525)**	–
– market value fluctuation		**(459 774)**	123 752
Domestic assets		**(156 598)**	(69 325)
(Deficit)/surplus arising during the period		**(1 057 250)**	276 107

Sage Life Limited

STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

	Ordinary share capital R000	Ordinary share premium R000	Revaluation and other reserves R000	Retained earnings R000	Reserve for final dividend R000	Total R000
Balance at 31 March 2001	**9 800**	**637 678**	**227 351**	**691 066**	**87 000**	**1 652 895**
Issue of 1 ordinary share		67 158				67 158
Share issue expenses		(132)				(132)
Transfer of non-distributable reserves to retained earnings			(227 351)	227 351		–
Retained surplus for the year				151 107		64 107
Shareholder's surplus				276 107		276 107
Dividends declared				(125 000)		(212 000)
Dividends paid				(212 000)		(212 000)
Transfer from reserve for final dividend				87 000	(87 000)	–
Balance at 31 March 2002	**9 800**	**704 704**	**–**	**1 069 524**	**–**	**1 784 028**
Share issue expenses		(35)				(35)
Transfer of share premium to retained earnings		(385 526)		385 526		–
Retained losses for the year				(1 112 250)		(1 112 250)
Shareholder's deficit				(1 057 250)		(1 057 250)
Dividend paid				(55 000)		(55 000)
Balance at 31 December 2002	**9 800**	**319 143**	**–**	**342 800**	**–**	**671 743**



Sage Life Limited

CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

	Note	9 months December 2002 R000	12 months March 2002 R000
Cash flow from operating activities		**(29 852)**	124 455
Cash (utilised by)/generated from operations	20.1	**(154 876)**	113 211
Investment income		**228 130**	341 074
Dividends paid	20.2	**(55 000)**	(212 000)
Taxation paid	20.3	**(48 106)**	(117 830)
Cash flow from investing activities		**82 562**	(204 098)
Net disposal/(acquisition) of financial assets		**107 376**	(221 376)
Net acquisition of tangible assets		**(4 298)**	(7 113)
Net (acquisition)/disposal of intangible assets		**(20 516)**	24 391
Cash flow from financing activities			
Net (expense)/proceeds from issue of ordinary share		**(35)**	67 026
Net increase/(decrease) in cash and cash equivalents		**52 675**	(12 617)
Cash and cash equivalents at beginning of period		**155 562**	168 179
Cash and cash equivalents at end of period		**208 237**	155 562

Sage Life Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

1 ACCOUNTING POLICIES

The principal accounting policies of the company are set out below and are consistent in all material respects with those of the previous year. These policies comply with all relevant South African Statements of Generally Accepted Accounting Practice.

1.1 Subsidiary companies

Investments in subsidiary companies are stated at fair value. Any write-up or write-down to fair value is included with investment returns as detailed under 1.4.

1.2 Determination of shareholder's (deficit)/surplus

The shareholder's (deficit)/surplus has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Financial assets

Investments are reflected at fair value which has been determined on the following bases:

1.3.1 Listed investments, unit trusts and unlisted shares are reflected at market value, repurchase price and directors' valuation respectively.

1.3.2 Government, public utility, municipal and other interest-bearing investments are reflected at market value.

1.3.3 Debentures, mortgages and loans are reflected at cost.

1.3.4 Property investments, including property subsidiaries, are shown at amounts based on annual directors' valuations of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.3.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments.

Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.4 Investment returns

Dividends from investments are brought to account when the last day to register for dividend purposes falls within the financial year.

Interest income is accrued on a time proportion basis.

All investment returns comprising investment income, realised and unrealised surpluses or (deficit)/deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.5 Translation of foreign currencies

Foreign currency transactions are recorded, on initial recognition in Rand, by applying to the foreign currency amount the exchange rate between the Rand and the foreign currency at the date of the transactions.

At each balance sheet date:

– foreign currency monetary items are reported using the closing rate, and

– non-monetary items which are carried at fair value denominated in a foreign currency are reported using the exchange rates that existed when the values were determined.

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period, or reported in previous financial statements, are recognised in the results of the period in which they arise.

1.6 Tangible assets

Tangible assets comprising equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of items of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.7 Intangible assets

Intangible assets comprising computer software are reflected at cost less accumulated amortisation and any impairment losses. Computer software acquisition and development costs are recognised only when the costs are reliably measurable and the attributable future economic benefits are assured.

Computer software is amortised on a straight-line basis over the estimated economic lives of the assets and is further written down to the extent that the unamortised balance will in all probability no longer be recovered from expected future economic benefits.

The estimated economic lives of items of computer software in use are three years. To the extent that computer software is under development, the estimated economic life is yet to be determined.

1.8 Impairment

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that



reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

1.9 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to the assets underlying the policyholders' funds is included in the long-term assurance fund.

1.10 Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

1.11 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.12 Income and outgo is recognised in the income statement on the following bases:

1.12.1 Individual premiums – when due from policyholders.

1.12.2 Employee Benefit premiums – when due if reasonably sure of collection, otherwise on a cash received basis.

1.12.3 Benefit payments – when claims are intimated.

1.12.4 Premiums and benefit payments – net of reassurance.

1.12.5 New business costs – when incurred.

1.12.6 Sales remuneration – when incurred.

1.12.7 Retirement benefits – contributions to pension and provident funds operated for employees are charged against income as incurred.

1.13 Employee benefits

1.13.1 Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, annual and sick leave, medical and other contributions, is recognised during the period in which the employee renders the related service. Long-term benefits, such as long service leave are recognised and provided for at balance sheet date based on current salary rates.

1.13.2 Retirement benefits

The company provides defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate funds. These plans are funded by contributions from the company and employees. Contributions to a defined contribution plan in respect of service in a particular period are recognised as an expense in that period. Current service costs in respect of a defined benefit plan are recognised as an expense in the current period. The defined benefit liability, current service costs and post service costs are determined by using the Projected Unit Credit Method. Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees, (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economics by the enterprise).

1.13.3 Medical

No contributions are made to the medical aid of retired employees.

1.13.4 Equity compensation benefits

The company from time to time allocates convertible debentures or grants share options to employees in the terms of its share incentive schemes. Other than costs incurred in administering the schemes which are expensed as incurred, the schemes do not result in any expense to the company.

Sage Life Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	December 2002 R000	March 2002 R000
2 FINANCIAL ASSETS		
Listed investments	**2 149 828**	2 363 664
Ordinary shares	**1 251 978**	1 171 348
Property trust units	**12 898**	38 854
Foreign securities	**884 952**	1 153 462
Unlisted investments	**161 215**	1 314 353
Ordinary shares	**161 215**	312 452
International assurance operations	**–**	1 001 901
Unit trusts	**2 788 348**	2 815 895
Foreign cash and cash equivalents	**113 899**	52 666
Government, public utility and municipal stock	**1 297 405**	1 064 674
Debentures, mortgages and loans	**10 125**	37 674
Property investments	**508 082**	569 596
Loans secured against company's life policies	**85 281**	86 327
	7 114 183	8 304 849
Sectoral analysis of listed and unlisted shares	**1 413 193**	1 483 800
Mining resources	**2,6%**	3,2%
Non-mining resources	**2,3%**	3,4%
Financial	**85,5%**	80,8%
Insurance	**2,0%**	2,5%
Industrial	**7,6%**	9,9%
Real estate	**0,0%**	0,2%
	100,0%	100,0%

A schedule of all companies in which the company has investments is available for inspection in terms of the Companies Act.

3 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

For details see note 19 of Sage Group Limited's financial statements.



	December 2002 R000	March 2002 R000
4 TANGIBLE ASSETS		
Cost	**56 111**	55 910
Equipment	**35 474**	35 260
Vehicles	**20 637**	20 650
Accumulated depreciation	**35 176**	33 394
Equipment	**25 220**	23 272
Vehicles	**9 956**	10 122
Net book value	**20 935**	22 516
Analysis of movements		
Opening balance	**22 516**	22 447
Additions	**6 828**	10 046
Equipment	**2 797**	4 856
Vehicles	**4 031**	5 190
Disposals	**(2 171)**	(2 328)
Equipment	**(1 019)**	(835)
Vehicles	**(1 152)**	(1 493)
Depreciation	**(6 238)**	(7 649)
Equipment	**(3 512)**	(4 056)
Vehicles	**(2 726)**	(3 593)
Closing balance	**20 935**	22 516
5 INTANGIBLE ASSETS		
Cost	**60 593**	40 090
Software in use	**21 634**	13 883
Software under development	**38 959**	26 207
Accumulated amortisation		
Software in use	**10 413**	8 264
Net book value	**50 180**	31 826
Analysis of movements		
Opening balance	**31 826**	57 310
Additions	**20 662**	10 072
Purchased and internally developed software	**7 911**	4 786
Software under development	**12 751**	5 286
Disposals	**(146)**	(34 463)
Software in use	**(146)**	(19)
Software under development	**–**	(34 444)
Amortisation		
Software in use	**(2 162)**	(1 093)
Closing balance	**50 180**	31 826

Sage Life Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	December 2002 R000	March 2002 R000
6 SHAREHOLDER'S FUNDS		
Share capital		
Authorised		
50 000 000 ordinary shares of 20 cents each	**10 000**	10 000
Issued		
49 000 001 ordinary shares of 20 cents each	**9 800**	9 800
Share premium	**319 143**	704 704
Balance at beginning of period	**704 704**	637 678
Transfer of share premium to retained earnings	**(385 526)**	–
Share premium raised on new issue of ordinary share during the year	**–**	67 158
Related share issue expenses written off	**(35)**	(132)
Share capital and premium	**328 943**	714 504
Retained earnings	**342 800**	1 069 524
Total shareholder's funds	**671 743**	1 784 028

The unissued shares are under the control of the directors until the forthcoming annual general meeting.

	December 2002 R000	March 2002 R000
7 LONG-TERM ASSURANCE FUND		
Balance at beginning of period	**6 688 704**	5 950 586
Transfers (to)/from income statement:		
– (decrease)/increase in policyholder liabilities	**(5 168)**	738 118
Balance at end of period	**6 683 536**	6 688 704
Actuarial liabilities under unmatured policies comprise the following:		
– market related business	**3 849 780**	4 079 428
– smooth bonus business	**631 050**	639 275
– reversionary bonus business	**302 263**	293 997
– non-profit business	**1 900 443**	1 676 004
Actuarial liabilities	**6 683 536**	6 688 704
8 COMMITMENTS		
Future operating lease charges for premises		
– payable within one year	**3 592**	7 661
– two to five years	**8 694**	8 445
	12 286	16 106



	December 2002 R000	March 2002 R000

9 CONTINGENT LIABILITIES

	December 2002 R000	March 2002 R000
Disputed policyholder claims	**4 057**	2 057

10 RETIREMENT BENEFIT INFORMATION

The company provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and a defined contribution fund. These funds are governed by the Pension Funds Act,1956.

10.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. The most recent valuation, at 1 January 2001, reflected the scheme to be in a sound financial position. If deficits were to arise they would be funded by the company.

For details of the funded status of the scheme at valuation date, see note 22 of Sage Group Limited's financial statements.

10.2 Defined contribution fund

The scheme covers the majority of sales employees of the company. The scheme is funded both by member and company contributions, which are charged to the income statement as incurred. The company contributed R2,7 million to the fund during the period (2002: R3,3 million).

10.3 Post-retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the company has no further obligations for post-retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

11 PREMIUM INCOME (NET OF REASSURANCE)

	9 months December 2002 R000	12 months March 2002 R000
Recurring premiums	**815 791**	992 322
Individual	**645 697**	793 972
Gross	**702 212**	846 479
Reassurance	**(56 515)**	(52 507)
Employee Benefits	**170 094**	198 350
Gross	**207 381**	246 203
Reassurance	**(37 287)**	(47 853)
Single premiums	**372 940**	617 260
Individual	**300 354**	460 904
Bermuda	**246 369**	767 080
Reassured with wholly owned subsidiary company	**(234 085)**	(729 850)
Other	**288 070**	423 674
Employee Benefits	**72 586**	156 356
	1 188 731	1 609 582

Sage Life Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	9 months December 2002 R000	12 months March 2002 R000
12 INVESTMENT INCOME		
Listed investments	**82 507**	162 783
Interest	**25 660**	84 622
Dividends	**56 847**	78 161
Unlisted investments	**132 402**	151 218
Interest	**92 742**	111 553
Dividends	**21 908**	33 662
Other income	**17 752**	6 003
Subsidiaries	**13 221**	27 073
Interest	**821**	1 872
Dividends	**12 400**	25 201
	228 130	341 074
Shareholder	**29 083**	36 897
Policyholders	**199 047**	304 177
	228 130	341 074
13 REALISED AND UNREALISED NET (DEFICIT)/SURPLUSES ON FINANCIAL ASSETS		
Unrealised	**(247 610)**	244 225
Shareholder	**(155 306)**	218 964
Policyholders	**(92 304)**	25 261
Realised	**(835 680)**	426 896
Shareholder	**(1 026 270)**	–
– international operations	**(1 028 946)**	–
– domestic operations	**2 676**	–
Policyholders	**190 590**	426 896
	(1 083 290)	671 121



	9 months December 2002 R000	12 months March 2002 R000

14 POLICYHOLDER BENEFITS (NET OF REASSURANCE)

	9 months December 2002 R000	12 months March 2002 R000
Individual	**700 633**	819 171
Death and disability	**82 962**	126 011
Gross	**143 494**	154 901
Reassurance	**(60 532)**	(28 890)
Maturities	**260 554**	252 148
Gross	**261 675**	252 148
Reassurance	**(1 121)**	–
Annuities	**142 627**	189 477
Gross	**142 627**	189 477
Surrenders	**214 490**	251 535
Gross	**256 434**	252 199
Reassurance	**(41 944)**	(664)
Employee Benefits	**263 072**	253 268
Death and disability	**71 085**	78 388
Gross	**110 999**	122 133
Reassurance	**(39 914)**	(43 745)
Gross maturities	**9 410**	8 018
Gross annuities	**5 448**	6 405
Gross withdrawals	**54 847**	93 815
Gross terminations	**122 282**	66 642
	963 705	1 072 439

15 SALES REMUNERATION

	9 months December 2002 R000	12 months March 2002 R000
Individual	**181 271**	250 321
Gross	**189 811**	258 120
Reassurance	**(8 540)**	(7 799)
Employee Benefits	**7 353**	4 363
Gross	**12 873**	12 016
Reassurance	**(5 520)**	(7 653)
	188 624	254 684

Sage Life Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

CONTINUED

	9 months December 2002 R000	12 months March 2002 R000
16 TAXATION		
South African normal taxation – current year	**32 000**	35 526
Capital gains tax	**(1 766)**	1 766
Other related taxes	**32 608**	40 785
	62 842	78 077
16.1 Tax losses arising in policyholder funds	**428 453**	324 309

Deferred tax assets have not been recognised in respect of the above because it is not probable that future taxable profit will be available against which the company can utilise the tax losses.

Other related taxes include Retirement Fund tax, Financial Services Board levy, Regional Services Council levies, Skills Development levy, non-recoverable value-added tax and stamp duty.

17 SHAREHOLDER'S (DEFICIT)/SURPLUS

The (deficit)/surplus for the period is after taxation and is arrived at after crediting or charging the following:

	9 months December 2002 R000	12 months March 2002 R000
Income		
Profit on disposal of tangible assets	**359**	605
Fees received from subsidiaries	**165**	200
Charges		
Operating lease charges on premises	**6 266**	9 521
Staff costs	**103 843**	117 987
Remuneration to non-employees	**24 374**	33 344
– investment management services	**2 192**	3 406
– consulting services	**2 964**	3 046
– outsourced technical services	**18 315**	24 931
– actuarial services	**903**	1 962
Auditors' remuneration	**3 079**	2 379
– audit fees	**1 873**	1 148
– outsourced internal audit services	**1 024**	1 188
– other consulting services	**182**	43
Depreciation of tangible assets	**6 238**	7 649
Amortisation of intangible assets	**2 162**	1 093
Loss on disposal of investment in international assurance operations	**1 028 946**	–
Directors' emoluments		
From the company for services as:	**7 431**	7 689
– non-executive directors	**481**	758
– executive directors	**6 950**	6 931
From subsidiary companies for services as:	**5 940**	5 870
– non-executive directors	**95**	137
– executive directors	**5 845**	5 733
Total directors' emoluments	**13 371**	13 559

	9 months December 2002 R000	12 months March 2002 R000

18 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to provide a more meaningful comparison.

19 REPORT OF THE DIRECTORS AND GROUP FINANCIAL STATEMENTS

A separate directors' report and consolidated financial statements have not been prepared, as the company is a wholly owned subsidiary of another company incorporated in South Africa.

20 NOTES TO THE CASH FLOW STATEMENT

20.1 Cash (utilised by)/generated from operations

	9 months December 2002 R000	12 months March 2002 R000
Shareholder's (deficit)/surplus	**(1 057 250)**	276 107
Net transfer (from)/to long-term assurance fund	**(5 168)**	738 118
(Deficit)/surplus attributable to policyholders and shareholder	**(1 062 418)**	1 014 225
Adjustments for non-cash items		
Net deficit/(surpluses) on financial assets	**1 083 290**	(671 121)
Depreciation of tangible assets	**6 238**	7 649
Amortisation of intangible assets	**2 162**	1 093
Profit on disposal of tangible assets	**(359)**	(605)
Adjustments for		
Dividends received	**(91 155)**	(137 024)
Interest received	**(119 223)**	(198 047)
Other income from unlisted investments	**(17 752)**	(6 003)
Taxation per income statement	**62 842**	78 077
	(136 375)	88 244
Changes in working capital		
Decrease/(increase) in trade and other receivables	**17 932**	(90 810)
Net repayments by holding, subsidiary and fellow subsidiary companies	**4 359**	34 776
(Decrease)/increase in trade and other payables	**(40 792)**	81 001
	(154 876)	113 211

20.2 Dividends paid

	9 months December 2002 R000	12 months March 2002 R000
Reserve for final dividend at beginning of period	**–**	(87 000)
Amounts declared	**(55 000)**	(125 000)
	(55 000)	(212 000)

20.3 Taxation paid

	9 months December 2002 R000	12 months March 2002 R000
Amount outstanding at beginning of period	**(11 607)**	(51 360)
Income statement charge	**(62 842)**	(78 077)
Amount unpaid at end of period	**26 343**	11 607
	(48 106)	(117 830)

Sage Life Limited

SCHEDULE OF INTEREST IN MATERIAL SUBSIDIARIES

AT 31 DECEMBER 2002

Company	Activity	Issued capital		Proportion held directly or indirectly by the company		Cost of shares		Amounts receivable/(payable)	
		Dec 2002 R	Mar 2002 R	Dec 2002 %	Mar 2002 %	Dec 2002 R000	Mar 2002 R000	Dec 2002 R000	Mar 2002 R000
Sage Management Services (Pty) Ltd	Investment holding and trading	**100**	100	**100**	100	**8 913**	8 913	–	–
Sage Unit Trusts Ltd	Unit Trust management	**783 000**	783 000	**100**	100	–	–	**15 178**	8 793
Sage Guaranteed Options (Pty) Ltd	Investment holding	**100**	100	**100**	100	–	–	–	–
Sage Property Holdings Ltd	Property holding and development	**5 715 530**	5 715 530	**100**	100	**107 232**	107 232	**(121 358)**	(102 847)
SMH Land Development (Pty) Ltd	Property owning	**12**	12	**100**	100	–	–	**50 840**	84 825
Townhomes (Pty) Ltd	Property owning	**1 000**	1 000	**100**	100	**1**	1	**89 930**	89 930
Kemparkto (Pty) Ltd	Property holding	**200**	200	**100**	100	**43 112**	43 112	–	–
Sage Specialised Insurances (Pty) Ltd	Short-term insurance	**200**	200	**100**	100	**5 010**	5 010	**189**	1 341
Financial Planning Services (Pty) Ltd	Long-term insurance broker	**78 200**	78 200	**100**	100	**2 077**	2 077	**5 236**	5 364
Foreign registered companies*									
Sage Holdings (USA) Inc. (USA)	Investment holding	–	USD37 500	–	100	–	113 260	–	26 770
Sage International Assets Ltd (BVI)	Investment holding	–	USD55 000 000	–	100	–	275 017	–	–
Sage Insurance Group Inc. (USA)	Life assurance	–	USD4 643 525	–	100	–	–	–	–
Sage Life Assurance of America Inc. (USA)	Life assurance	–	USD2 500 000	–	100	–	–	–	–
Sage International Finance Ltd (BVI)	Finance	–	USD1000	–	100	–	–	–	–
Sage Life (Bermuda) Ltd (Bermuda)	Life assurance	–	USD4 770 000	–	100	–	–	–	–
Other property owning and dormant subsidiaries						**7 357**	7 357	**5 794**	5 624
						173 702	561 979	**45 809**	119 800
Directors' valuation of shares						**279 527**	1 494 831		

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

** Disposal with effect from 31 December 2002 to Sage Group Limited.*



Sage Life Limited

MANAGEMENT

Executive directors

Janssen Davies
Chief Executive Sage Life

Kevin Daly
Executive director, agency sales, event management and compliance

John Henderson
Executive director, actuarial, legal services and statutory actuary

Leon Kaplan
Group executive director, finance

Peter Karstel
Executive director, group finance

Robert Marsden
Chief Executive, Sage Life of America

Bernie Nackan
Executive director, corporate communications. Managing director, Sage Unit Trusts

Tony Singleton
Executive director, individual operations and company services

Colin Tomsett
Executive director, employee benefits

Marli Venter
Alternate director and general manager, employee benefits

Kobus Vlok
Alternate director and general manager, broker division

General management

John Kransdorff
General manager, investment administration

Iain Schouten
General manager, Sage Unit Trusts

Dirk Stofberg
General manager, investment administration

Angus Barker
Deputy general manager, actuarial

Stewart Cant
Group legal adviser and company secretary

Al Dallas
Deputy general manager, investment administration

Malcolm Fletcher
Deputy general manager, group audit services

Mike Groves
Deputy general manager, special projects

Warwick Hamilton
Deputy general manager, employee benefits national sales

Des Kew
Deputy general manager, investment administration

Rick Maynard
Deputy general manager, corporate services

Ken Metcalf
Deputy general manager, investment administration

Mauro Predieri
Deputy general manager, sales accounts

Garry Schoonbee
Deputy general manager, actuarial, product development

Linda Sepp-Davies
Deputy general manager, sales development

Dawn Silcock
Deputy general manager, actuarial, valuations

Sandra Sterling
Head human resources

Howard Williams
Deputy general manager, individual operations

Derek Zietsman
Deputy general manager, market intelligence

Lynton Baasch
Assistant general manager, employee benefits technical

Laurence Beder
Assistant general manager, group marketing services

Joe Bizjak
Assistant general manager, finance

Darryl Green
Assistant general manager, group legal and secretarial

Richard Hall
Assistant general manager, employee benefits, claims and risk administration

Erik Harkema
Risk manager, employee benefits

Clive Harper
Assistant general manager, individual operations

Kallie Jansen van Vuuren
Assistant general manager, investment marketing

Adrian Solomon
Assistant general manager, individual operations

Simon van der Merwe
Assistant general manager, group audit services

Shaan Watkins
Head, information technology and programme management

Henri Staub
Sage Properties

Agency division

Johan Lubbe
General manager, Pretoria

Vincent Samuel
Regional general manager, Natal strategic business unit

Max Gugger
Assistant general manager, Franchise

John Mitchell
Assistant general manager, Franchise

Donald Wood
Assistant general manager, Cape strategic business unit

John Garzouzie
Regional sales manager, Franchise division, Northern strategic business unit

Teddy Goldberg
Regional sales manager, Hyde Park branch

Seelan Moodliar
Regional sales manager, Natal strategic business unit

Broker division

Rick Bothma
Assistant general manager, head Northern strategic business unit

Danie de Lange
Assistant general manager, head ABSA broker services division

Greg Moore
Assistant general manager, head Southern strategic business unit

Mike Redfern
Assistant general manager, head management services strategic business unit

Tony van Niekerk
Assistant general manager, head Central strategic business unit

Darren Braga
Provincial manager, head Western Cape strategic business unit

Unit Trusts

Nico van Diemen
National sales and marketing manager

Executive Directors


Louis Shill
Garth Griffin
Janssen Davies
John Henderson
Leon Kaplan
Robin Marsden
Bernard Nackan

Sage Group Limited and Sage Life Limited

Louis Shill (Chairman) (72) BCom CA(SA), SEP Stanford, Founder and Group Chairman, 37 years' service

Garth Griffin (Group Chief Executive) (53) BSc FIA, Business Consultant, former Managing Director Old Mutual Group, 3 years' service

Janssen Davies (53) SEP Stanford, Chief Executive Officer Sage Life, 32 years' service

John Henderson (55) BSc (Hons) FIA FASSA ASA, Actuarial Legal Services and Company Valuator, 24 years' service

Leon Kaplan (52) BCom CA(SA), Group Finance, 7 years' service

Robin Marsden (37) BCom (Hons) MCom CA(SA), Chief Executive Sage Life of America, 7 years' service

Bernard Nackan (58) BA (Econ) SEP Stanford, Corporate Communications, Managing Director Sage Unit Trusts, 28 years' service


Kevin Daly
Peter Karstel
Tony Singleton
Colin Tomsett
Marli Venter
Kobus Vlok

Sage Life Limited

Kevin Daly (59) Agency Sales, Event Management and Compliance, 35 years' service

Peter Karstel (49) BCom CA(SA), Finance, 15 years' service

Tony Singleton (47) AIBS ACIBM, Individual Operations and Company Services, 18 years' service

Colin Tomsett (60) Employee Benefits, 27 years' service

Alternate Directors

Marli Venter (36) BSc Hons FFA CFP, Employee Benefits, 7 years' service

Kobus Vlok (43) BCom MBL, Broker Division, 15 years' service

Non-Executive Directors

Sage Group Limited and Sage Life Limited

Mandla Adonisi (51) (Dip:Theol) BA (Hons) MA M (Management), appointed 1994, Director Adonisi and Associates

Dr Danie Cronjé (56) BCom (Hons) MCom DCom, appointed 1991, Chairman, ABSA Group Limited

Barend du Plessis (62) BSc, appointed 1993, Business Consultant, former Minister of Finance

Dr Bruce Ilsley (65) BSc (Chem Eng) PhD CFP, appointed 1985, former Sage Group Chief Executive

John Postmus (66) BCom, appointed 1996, formerly General Manager, SA Reserve Bank

Carl Stein (48) BCom LLB H (Dip:Tax), appointed 1993, Chairman, Werksmans Inc

Louw van Wyk (61) FFA, appointed 1993, Chairman, ABSA Offshore and Stonehague

Theo van Wyk (54) BCom LLB LLM, appointed 1991, Executive Director, Remgro Limited


Mandla Adonisi
Dr Danie Cronjé
Barend du Plessis
Dr Bruce Ilsley
John Postmus
Carl Stein
Louw van Wyk
Theo van Wyk

Sage Group Limited

SHARE ANALYSIS

	31 December 2002	31 March 2002
SHARE ACTIVITY ON THE JSE SECURITIES EXCHANGE SA		
Number of ordinary shares in issue	**154 964 862**	147 729 514
Volume of shares traded	**25 023 501**	22 328 819
Value of shares traded (R000)	**95 039**	187 620
Market capitalisation (R000)	**302 181**	1 034 107
Market prices (cents per share)		
– closing	**195**	700
– high	**800**	1 075
– low	**160**	490
– weighted average	**457**	815
Closing price/earnings	**1,60**	3,70

	Number of shareholders	% of shareholders	Number of shares held	% of shares held
ANALYSIS OF SHAREHOLDINGS				
1 – 500	1 617	36,2	285 512	0,2
501 – 1 000	695	15,5	523 411	0,3
1 001 – 5 000	1 307	29,2	3 246 422	2,1
5 001 – 10 000	388	8,7	3 020 953	1,9
10 001 – 50 000	365	8,2	7 598 134	4,9
50 001 – 100 000	41	0,9	3 044 395	2,0
100 001 and over	57	1,3	137 246 035	88,6
	4 470	100,0	154 964 862	100,0



Sage Group Limited

NOTICE OF ANNUAL GENERAL MEETING MAY 2003



Notice is hereby given that the thirty first annual general meeting of Sage Group Limited will be held in the Boardroom on the 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg on Monday, 19 May at 10:00 for the following purposes:

1 To receive and consider the financial statements and the report of the auditors for the nine months ended 31 December 2002.

2 To re-elect as directors of the company Messrs DC Cronjé, MP Adonisi, JP Davies, JE Henderson, and Dr B M Ilsley.

3 To determine the remuneration of the directors for the nine months ended 31 December 2002.

4 To authorise the directors to determine the remuneration of the auditors for the nine months ended 31 December 2002.

5 Share Capital: waiver of rights – pre-emptive issues.

To approve the following ordinary resolutions:
5.1 That the issued shares of the company be and are hereby placed under the control of the directors of the company to allot or issue such shares, subject to the provisions of the Companies Act, 1973, as amended ("Companies Act"), and the requirements of the JSE Securities Exchange, South Africa ("the JSE"), as they shall deem fit.

5.2 That the directors of the company be and are hereby authorised to issue ordinary shares of one cent each for cash as and when the suitable situations arise and to such persons and at such prices as the directors may deem fit, subject to the restrictions in terms of the requirements of the JSE, such authority to terminate at the next annual general meeting of the company.

As less than 35% of the company's issued securities are in the hands of the public, as defined in the Listings Requirements of the JSE, the approval of a 75% majority of votes cast by the shareholders present or represented by proxy is required to approve this ordinary resolution number 5.2.

6 To transact such other business as may be transacted at an annual general meeting.

Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and speak and vote in his stead.

All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have elected to dematerialise their shares in "own name" registrations and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the company or transfer secretaries of this instruction not less than 24 hours before the time fixed for the holding of the meeting.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the company's transfer secretaries or at the registered office of the company not less than 24 hours before the time fixed for the holding of the meeting.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their share in "own name" registrations must lodge their completed proxy forms with the company's transfer secretaries or at the registered office of the company not less than 24 hours before the time fixed for the holding of the meeting.

By order of the Board

C S Cant
Secretary

24 April 2003

Registered Office

11th Floor Sage Centre
10 Fraser Street Johannesburg 2001
P O Box 7755 Johannesburg 2000

Sage Group Limited

FORM OF PROXY



ANNUAL GENERAL MEETING TO BE HELD AT 10:00 ON MONDAY, 19 MAY 2003

To: The Secretary
Sage Group Limited
11th Floor Sage Centre
10 Fraser Street
Johannesburg 2001

or by post to: The Secretary
Sage Group Limited
P O Box 7755
Johannesburg 2000

I/We ______________________________
(Name/s in block letters)

of ______________________________

being the holder/s of ____________ ordinary shares in the company do hereby appoint (see note 1): ____________

1 ______________________________ or failing him/her,

2 ______________________________ or failing him/her,

3 the chairperson of the meeting,

as my/our proxy to act for me/us at the annual general meeting which will be held at 11th floor, Sage Centre, 10 Fraser Street, Johannesburg and at any adjournment thereof, as follows:

	Number of votes * (one vote per share)		
	In favour of resolution	Against resolution	Abstain from voting
1 Approval of financial statements			
2 Election of directors			
3 Approval of directors' remuneration			
4 To authorise the directors to determine the auditors' remuneration			
5.1 Approval that the unissued share capital of the company be placed under the control of the directors			
5.2 Waiver of pre-emptive rights in equity issues			
6 To decide on any other matters which may be dealt with			

* Insert X in the appropriate block if you wish to vote all your shares in the same manner. If not, insert the number of votes in the appropriate block. If no indication is given, the proxy will vote as he/she thinks fit.

Signed at ______________________________ on ______________________________ 2003

Signature/s ______________________________

Assisted by me (where applicable) ______________________________

Notes

1 Unless a poll is demanded, a resolution may be passed on a show of hands. Should a poll be demanded, a member shall be entitled to one vote for each ordinary share held.

2 This proxy form must be signed, dated and returned so as to reach the registered office of the company at least 24 hours before the meeting. A member entitled to attend and vote at a meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a member of the company.

3 If this form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

ADMINISTRATION

Secretary and Registered Offices
CS Cant, 11th Floor, Sage Centre
10 Fraser Street
Johannesburg 2001

Sage Group Limited
Reg no 1970/010541/06
PO Box 7755, Johannesburg 2000
Telephone 011 377 5555
Fax 011 834 2107
E-mail sagegrp@icon.co.za

Sage Life Limited
Reg no 1964/004354/06
PO Box 290, Johannesburg 2000
Telephone 011 377 5000
Fax 011 838 5246

Website
www.sage.co.za

Transfer Secretaries
Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107

Bankers
ABSA Bank – Corporate Division
Nedbank (a division of Nedcor Bank Limited)

Joint Auditors
Grant Thornton Kessel Feinstein
KPMG Inc

Sponsor
Grant Thornton Kessel Feinstein Corporate
Sponsors (Pty) Limited

US Depository
Deutsche Bank

SHAREHOLDERS' DIARY

Announcement of December 2002 results	9 April 2003
Annual report posted	April 2003
Annual general meeting	19 May 2003
Interim report and declaration of interim dividend	August 2003
Payment of interim dividend	October 2003
Financial year-end	31 December



